[redacted]

02014993

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P.E. 2/19/02

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated as of February 19, 2002

NETIA HOLDINGS S.A.

(Translation of registrant's name into English)

UL. POLECZKI 13
02-822 WARSAW, POLAND

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐ No ☑

EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated February 18, 2002.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
+1-212-889-4350

NETIA HOLDINGS REPORTS 2001 YEAR-END AND FOURTH QUARTER RESULTS

Warsaw, Poland -- February 18, 2002 -- Netia Holdings (NASDAQ: NTIA, WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced audited financial results for the year ended December 31, 2001.

Financial Highlights:

- **Revenues** for 2001 amounted to PLN 538.9 m (US$ 135.2 m), a year-on-year increase of 22%. Revenues for Q4 2001 amounted to PLN 144.9 m (US$ 36.3 m), a year-on-year increase of 12%.
- **EBITDA for 2001** (before the allowance for Millennium-related receivables recorded in Q3 2001) reached PLN 78.2 m (US$ 19.6 m), a year-on-year increase of 237%. EBITDA for 2001 after the above-mentioned item amounted to PLN 61.2 m (US$ 15.4 m), a year-on-year increase of 164%. EBITDA for Q4 2001 amounted to PLN 29.3 m (US$ 7.4 m), a year-on-year increase of 253%.
- **EBITDA margin for 2001** amounted to 14.5% and 11.4% before and after the allowance for Millennium-related receivables, respectively. EBITDA margin for Q4 2001 reached 20.2%.
- **Six non-cash exceptional items** totaling PLN 740.1 m (US$ 185.7 m) affected the financial results for 2001. In particular, three items totaling PLN 405.8 m (US$ 101.8 m) impacted the financial results for Q4 2001, and were related to a provision for impairment of fixed assets (network construction in progress), the event of default on Netia's long-term debt and the effect of canceling all swap transactions.
- **Cash** at December 31, 2001 amounted to PLN 486.9 m (US$ 122.1 m), excluding restricted investments of PLN 47.5 m (US$ 11.9 m).
- **Consolidated shareholders' equity** at the end of Q4 2001 was negative PLN 343.2 m or US$ 86.1 m.
- **"Events of default"** under the indentures governing Netia's high yield notes occurred on January 14, 2002, following the failure to make payments of interest on Netia's 1999 Senior Dollar Notes and 1999 Senior Euro Notes, which were due on December 15, 2001.
- **Cross-currency swap transactions with Merrill Lynch and JPMorgan Chase Bank** were terminated in connection with the proposed debt restructuring.
- **A deferral of license fee payments,** totaling approximately EUR 33 m, was granted until June 30, 2002.

Operational Highlights:

- **Netia's nationwide backbone network** stretched to 3,370 km at year-end.
- **Subscriber lines** amounted to 343,802 net of churn and disconnections, a year-on-year increase of 7%.
- **Business customer lines** amounted to 97,994, a year-on-year increase of 21%. Business mix on subscriber lines reached 28.5% while revenues from business customers accounted for 54.1% of telecom revenues in 2001.
- **Average revenue per line** increased 7% to PLN 122 in December 2001.
- **An agreement for commercial network services** (carrier's carrier services) on Netia's backbone network signed with Telia AB on January 14, 2002.
- **Intelligent Network services** (free-phone and split-charge service offering) was launched in February 2002.
- **Headcount** decreased year-on-year from 1,626 to 1,536, as part of management's program of reducing staffing levels by approximately 20%.

Other Highlights:

- **An Extraordinary Shareholders' Meeting** will be held on February 19, 2001 to vote, among other things, on the proposed increase in the share capital of Netia Holdings S.A. by up to approximately 740 m new shares in connection with the reorganization of Netia.
- **Negotiations with bondholders** aimed at a consensual reorganization of Netia's balance sheet to reduce its debt and interest burdens are still ongoing. Netia announced earlier today that the Management Board had approved the proposed terms of a restructuring submitted by the bondholders but that the Supervisory Board had not yet acted on the proposal. Therefore, Netia's Management Board recommended today that Netia's shareholders vote in favor of the resolutions to be proposed at the Extraordinary Shareholders' Meeting to be held on February 19, 2002.
- **Changes within Netia's Supervisory Board.** Effective August 7, 2001 Morgan Ekberg, Executive Vice President, Business Area Networks at Telia was appointed the new chairman of the Netia Supervisory Board. Effective December 10, 2001 Jan Henrik Ahrnell replaced Jan Johansson as a representative of Telia AB. Effective November 26, 2001 Andrzej Wojcik, representing BRE Bank S.A., resigned due to the termination of BRE Bank S.A.'s right to nominate one member of the Supervisory Board for election by the Shareholders Meeting.

Morgan Ekberg, Chairman of Netia's Supervisory Board commented: "These results give us confidence that management is taking the actions necessary to drive Netia forward. At the end of last year, Netia's Supervisory Board approved general guidelines for a revised business plan designed to achieve profitable leadership focused on business customers. The proposed restructuring of our balance sheet is aimed at placing Netia on a firm financial footing and, if successful, should enable us to focus our attention on execution of our revised strategy."

Kjell-Ove Blom, Netia's acting CEO and Chief Operating Officer, commented: "Despite tough competition, the weak Polish economy and our financial situation, Netia made significant operational and financial progress in 2001. We focused our investment program to maximize revenues, concentrated network development on urban centers, terminated uneconomic customer accounts, and negotiated to cancel or defer licensing fees. Our market position with business customers, and the solid growth we achieved in EBITDA and in our EBITDA margin, underscore Netia's potential.

"However, the financial statements released today show that our liabilities now exceed our assets. Polish law requires that a company with such negative equity file for bankruptcy or petition for the opening of arrangement proceedings. Netia and some of its subsidiaries are therefore considering a prompt filing of arrangement petitions."

Avi Hochman, Chief Financial Officer of Netia, added: "Faced with the extremely poor market conditions for telecommunications companies, Netia has considered a range of solutions to fund its development while

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reorganizing itself to preserve cash. Capex for 2001 was PLN 586.8 m (US$ 147.2 m) compared to PLN 1,116.8 m for the previous year.

"For 2001 Netia has delivered a fourfold increase in EBITDA to PLN 78.2 m (before the allowance for Millennium related receivables), and our fourth quarter EBITDA margin tripled year-on-year to 20.2%. We believe that this improved performance achieved in a harsh environment demonstrates Netia's operational vitality. Our immediate priority is therefore to complete the contemplated debt restructuring and establish a solid capital structure and foundation to enable Netia's healthy future development."

Financial Information

2001 vs. 2000

Revenues increased by 22% to PLN 538.9 m (US$ 135.2 m) for 2001 compared to PLN 442.7 m for 2000.

Revenues from telecommunications services increased by 30% to PLN 512.2 m (US$ 128.5 m) from PLN 395.2 m in 2000. The increase was primarily attributable to an increase in total number of subscriber lines coupled with an increase in average revenue per line as well as introduction of new products. The total number of subscriber lines increased 7% to 343,802 at December 31, 2001 from 321,073 at December 31, 2000 while the overall increase in average monthly revenue per line was 7% to PLN 122 (US$ 31) for December 2001, compared to PLN 114 for December 2000, mainly due to increases in monthly subscription fees in May 2001.

Six exceptional items totaling PLN 740.1 m (US$ 185.7 m) impacted the financial results for 2001 and included:

Three exceptional items at a total amount of PLN 405.8 m (US$ 101.8 m) which occurred in Q4 2001 as follows:

- effect of canceling the swap transactions of PLN 274.6 m (US$ 68.9 m);
- effect of default on long-term debt of PLN 112.0 m (US$ 28.1 m);
- provision for the impairment of fixed assets of PLN 19.2 m (US$ 4.8 m) relating to discontinued network construction.

In addition, three exceptional items totaling to PLN 334.3 m (US$ 83.9 m) had occurred previously, namely:

- impairment on goodwill in the amount of PLN 220.3 m (US$ 55.3 m);
- provision for the impairment of fixed assets of PLN 97.0 m (US$ 24.3 m) relating to 70,200 connected lines;
- allowance for receivables from Millennium of PLN 17.0 m (US$ 4.3 m).

The above write-off charges are non-cash items and their entire impact was recorded during the third and fourth quarter of 2001, respectively.

The write-off charge regarding the swap transactions results from the cancellation of these agreements. The default on the long-term debt resulted from the failure to make interest payments due on December 15, 2001 on the Company's 1999 Senior Dollar Notes and 1999 Senior Euro Notes owing to negotiations with bondholders on a consensual reorganization of Netia's balance sheet to reduce its debt and interest burdens.

The write-off charge on goodwill is a result of an impairment test performed by management as well as management's belief that there is no longer a future economic benefit associated with the goodwill. The provisions for impairment of fixed assets relate to a write-off of our investment in 70,200 connected lines and additional network construction in progress which, based on our recently approved long-term strategy to focus on business customer segments, will not be converted into ringing lines. The allowance for receivables from Millennium follows Netia's withdrawal from the agreement to acquire the outstanding share capital of Millennium due to Millennium's refusal to perform its obligations under the agreement. Netia has claimed from Millennium compensation in the amount of PLN 8.5 m and additionally has demanded the repayment of PLN 11.5 m of extended loan. In the future the Company may be subject to further impairment tests.

EBITDA amounted to PLN 61.2 m (US$ 15.4 m) compared with PLN 23.2 m for 2000. EBITDA for 2001 before the allowance for Millennium improved by 237% to PLN 78.2 m (US$ 19.6 m). EBITDA margin, before the allowance for Millennium, for 2001 increased to 14.5% from 5.2% in 2000.

"Other operating expenses" amounted to PLN 331.0 m (US$ 83.0 m) and represented 61% of total revenues for 2001, compared to 65% for 2000, with salaries and benefits being the main item.

Amortization of goodwill and other intangibles including an impairment of goodwill increased to PLN 301.1 m (US$ 75.5 m) from PLN 49.2 m in 2000 as a result of an impairment on goodwill of PLN 220.3 m (US$ 55.3 m) made in Q3 2001.

Depreciation of fixed assets increased by 32% to PLN 172.7 m (US$ 43.3 m), from PLN 130.5 m for 2000, as the construction stage of additional parts of the network drew to completion.

Interconnection charges increased by 9% to PLN 122.2 m (US$ 30.7 m) from PLN 112.3 m for 2000. Interconnection charges as a percentage of calling charges decreased to 34% from 39%, reflecting the effect of direct interconnection to the mobile operators and the increased proportion of traffic carried through Netia's own backbone network.

Net financial expenses increased by 16% to PLN 230.0 m (US$ 57.7 m) from PLN 198.7 m due to higher expense of servicing the interests costs connected with senior notes issued by Netia. In addition, net financial expense for the fourth quarter includes the effect of canceling the swap transactions.

Net loss amounted to PLN 1,149.2 m (US$ 288.3 m), compared to a net loss of PLN 362.0 m in 2000. The increased loss for 2001 was mainly attributable to the six exceptional items described above as well as an increase in net financial expenses.

Net fixed assets and computer software increased by 5% to PLN 2,537.3 m (US$ 636.5 m) as of December 31, 2001, compared to PLN 2,408.4 m at December 31, 2000.

Cash outflow from investing activities decreased by 53% to PLN 639.2 m (US$ 160.3 m) in 2001, from PLN 1,357.5 m in 2000 with net cash used for the purchase of fixed assets and computer software in the amount of PLN 582.8 m (US$ 146.2 m) for 2001.

Cash and cash equivalents at December 31, 2001 amounting to PLN 486.9 m (US$ 122.1 m) were available to fund Netia's operations. The Company also had deposits in escrow amounting to PLN 47.5 m (US$ 11.9 m) to service the interest payments on its 2000 Senior Notes in June 2002.

2001 Fourth Quarter vs. 2001 Third Quarter

Revenues for the fourth quarter 2001 increased by 6% to PLN 144.9 m (US$ 36.3 m) compared to PLN 136.8 m for the third quarter of 2001. This increase was attributable to a 6% increase in telecommunications revenues to PLN 139.3 m (US$ 34.9 m) compared to PLN 131.0 m for the third quarter 2001 and a 3% decrease in other revenues, representing the operations of Uni-Net, a joint venture with Motorola offering radio trunking services, to PLN 5.6 m (US$ 1.4 m) compared to PLN 5.8 m for the third quarter 2001.

EBITDA for the quarter was PLN 29.3 m (US$ 7.3 m), compared to PLN 17.7 m (EBITDA before the Millennium allowance) for the third quarter 2001. The increase in EBITDA for the quarter was mainly the result of a decrease in salaries and benefits expense associated with the ongoing headcount reduction. The EBITDA margin for the fourth quarter 2001 before the Millennium allowance improved to 20.2% as compared to 13.0% for the third quarter 2001.

Net loss for the quarter totaled PLN 286.4 m (US$ 71.8 m) and was mainly caused by the charges related to three exceptional items recorded in the fourth quarter 2001.

Operational Review

Following the recently approved general outline of the ten-year business plan and strategy to focus on providing services to business customers, the number of connected lines reported for the third quarter 2001 has been recalculated in order to reflect the write-off of 70,200 connected lines due to the future limited utilization of certain existing parts of Netia's local access network. In addition, the number of ringing lines reported previously for the first and second quarters of 2001 has been adjusted downwards by 14,924 lines to correct a previous error in the translation of ISDN channels into subscriber lines. Figures related to average monthly revenue per line, number of business lines, business mix and number of lines in service per employee have also been restated for the period to reflect this. The figures shown below reflect the restated numbers.

Connected lines at the end of the fourth quarter 2001 increased by 1.4% to 526,402 lines, up from 519,035 lines at September 30, 2001. The number of connected lines decreased in comparison with the number reported for the fourth quarter of 2000 due to the write-off of 70,200 lines recorded in the third quarter 2001.

Subscriber lines in service increased by 7% to 343,802 at December 31, 2001 from 321,073 at December 31, 2000 and remained at the same level as in September 2001. The number of subscriber lines is net of customer churn and disconnections of bad payers by the Company, which amounted to 8,024 and 6,330, respectively, for the fourth quarter 2001 and 27,440 and 23,750, respectively, for 2001. The recorded churn was mostly a result of customers affected by the deterioration of economic conditions, customers moving outside the coverage of Netia's network and churn to other operators.

Business lines as a percentage of total subscriber lines reached 28.5%, up from 25.3% at December 31, 2000 and 27.3% at September 30, 2001, reflecting the intensified focus on the corporate and SME market segments. Business customers accounted for all net additions in the quarter while the residential segment saw net disconnections. Revenues from business customers accounted for 54.1% of telecommunications revenues in 2001.

Business customer lines in service increased by 21% to 97,994 at December 31, 2001 from 81,137 at December 31, 2000 and by 5% from 93,713 at September 30, 2001.

Average monthly revenue per line grew by 7% to PLN 122 (US$ 31) in December 2001, compared to PLN 114 in December 2000 and remained at the same level as in September 2001.

Average monthly revenue per business line amounted to PLN 225 (US$ 56) representing a 1% increase from PLN 224 in December 2000 and a 7% decrease from PLN 243 in September 2001.

Average monthly revenue per residential line increased by 5% to PLN 81 (US$ 20) from PLN 77 in December 2000 and by 7% from PLN 76 in September 2001.

New tariff packages for analogue and ISDN lines were introduced effective October 1, 2001, offering more flexibility to customers depending on their usage pattern. We are now offering three packages with a different monthly fee and local call charges addressing low, medium and high-usage customers.

Domestic long distance voice service based on indirect access was made available countrywide in mid-October, 2001. The service, addressed primarily to the business customer base, was originally launched in August 2001 and provided at the first stage in 15 numbering zones. In December 2001, the President of the Telecommunications Regulatory Office established new interconnection rates, with reductions over the previous tariffs ranging from 55% to 60%, to be used in settlements between Netia 1 (Netia's domestic long distance vehicle) and TP S.A. until June 30, 2002. Netia is currently in discussions with TP S.A. regarding the retroactive implementation of these new interconnection rates from July 1, 2001. In addition, Netia filed with the Court of Warsaw a claim against the State Treasury of the Republic of Poland and the Ministry of Infrastructure for compensation in the amount of PLN 183 m (approximately EUR 52 m or US$ 46 m) for delays that prevented the timely launch of its domestic long distance (DLD) services.

Frame relay data transmission service based on the ATM network was launched in September 2001, with a view to extending and supplementing Netia's service offerings to business customers.

Intelligent Network (IN) services, including new free-phone and split-charge service offerings, were launched in February 2002. Netia is the first domestic long distance operator among three competitors to the incumbent TP S.A. to launch the IN services.

Carrier's carrier services. An agreement for commercial network services on Netia's backbone network was signed with Telia AB in January 2002. Netia will lease to Telia two ducts on the route between Warsaw and the Szczecin area for a period of fifteen years and for the amount of approximately USD 16 million. In addition, during the lease term Netia will offer to Telia, for additional consideration, related services such as cable installation, cable maintenance and co-location services on the route. The agreement is subject to the fulfillment of certain conditions by April 15, 2002.

In the Warsaw metropolitan area Netia had 8,067 subscriber lines in service at December 31, 2001, out of which 93% were business lines. Netia is currently constructing local access infrastructure in Warsaw. As of December 31, 2001, eight radio access base stations were installed and 80 kilometers of fiber-optic network constructed.

Internetia had 57,847 registered users at December 31, 2001 as compared to 36,500 at December 31, 2000 and 64,837 at September 30, 2001. In October 2001 Internetia extended its offering and now also provides Internet access without requiring subscribers to register. This new service is currently offered to subscribers directly connected to Netia and, upon reaching an agreement with TP S.A., will be offered to other potential customers. Average blended revenue per dial-up and call-back registered user in December 2001 reached PLN 25.

Netia's nationwide backbone network connecting Poland's twelve largest urban areas now stretches to 3,370 kilometers and consists of 2,120 kilometers of fiber and 1,250 kilometers of leased lines. Netia is constructing additional infrastructure, planned for completion in 2002, of approximately 960 kilometers to replace most of the present leased lines.

Headcount at December 31, 2001 was 1,536, compared to 1,626 at December 31, 2000 and 1,639 at September 30, 2001. During 2001 Netia made announcements on headcount reductions of approximately 20%, and finalization of this program is being carried out.

The number of active lines in service per employee increased by 3% to an average of 214 for 2001, from 208 in 2000. Monthly average telecommunications revenue per employee increased by 15% to PLN 26,979 (US$ 6,768) for 2001 from PLN 23,541 in 2000.

License payments. The Polish Minister of Infrastructure decided on January 19, 2002 to postpone the payment of license fees installments of certain Netia operating subsidiaries, originally due in November and December 2001, until June 30, 2002. The total amount of the deferred installments is approximately EUR 33 million. The Minister of Infrastructure also established deferral fees, in the total amount of approximately PLN 9 million, for the rescheduled license fee payments, payable on June 30, 2002. In May 2001, certain of our subsidiaries applied to the Ministry of Communications and the President of the Office for Regulation of Telecommunication ("URT") for confirmation that remaining license fee installments are not due and requesting the return of EUR 92 million in license fees paid by such subsidiaries, due to the expiry of the licenses. Netia submitted these applications based on the fact that the amounts we agreed to pay for the licenses were directly connected to the period of the license protection and forecast revenues from the license activities in a semi-closed market, which provided an economic justification for the cost of the licenses. As a result of the enactment of the new Telecommunications Act and the premature expiry of the licenses, the protection period was reduced from the expected fifteen years to, at most, three years, and in the case of Netia Telekom Mazowsze S.A., to six months. In parallel, Netia applied for a return of EUR 24 million in license fees paid for its domestic long distance license in April 2001. Netia is still awaiting a response on the above issues from the authorities.

Key Figures

PLN'000	2001	2000	4Q01	3Q01	2Q01	1Q01	4Q00^
Revenues	538,851	442,747	144,868	136,789	134,278	122,916	128,813
EBITDA before Millennium allowance	78,166	23,179	29,294	17,745	15,973	15,154	8,288
Margin %	14.5%	5.2%	20.2%	13.0%	11.9%	12.3%	6.4%
EBITDA after Millennium allowance	61,192	23,179	29,264	801	15,973	15,154	8,288
Margin %	11.4%	5.2%	20.2%	0.6%	11.9%	12.3%	6.4%
Net loss before FX	(1,305,047)	(480,386)	(516,166)	(495,795)	(160,059)	(133,027)	(134,205)
Net profit / (loss) after FX	(1,149,217)	(362,046)	(286,409)	(761,020)	(45,031)	(56,757)	52,929
Net debt**	2,862,423	2,161,245	2,862,423	2,775,926	2,430,291	2,255,963	2,161,245
EBIT	(528,899)	(156,531)	(57,940)	(383,261)	(48,984)	(38,714)	(47,450)

US$'000 *	2001	2000	4Q01	3Q01	2Q01	1Q01	4Q00^
Revenues	135,176	111,067	36,341	34,315	33,685	30,835	32,314
EBITDA before Millennium allowance	19,609	5,815	7,349	4,451	4,007	3,802	2,079
Margin %	14.5%	5.2%	20.2%	13.0%	11.9%	12.3%	6.4%
EBITDA after Millennium allowance	15,352	5,815	7,341	201	4,007	3,802	2,079
Margin %	11.4%	5.2%	20.2%	0.6%	11.9%	12.3%	6.4%
Net loss before FX	(327,383)	(120,509)	(129,485)	(124,375)	(40,152)	(33,371)	(33,667)
Net profit / (loss) after FX	(288,292)	(90,823)	(71,848)	(190,909)	(11,296)	(14,238)	13,278
Net debt**	718,065	542,168	718,065	696,367	609,661	565,929	542,168
EBIT	(132,678)	(39,267)	(14,535)	(96,145)	(12,288)	(9,712)	(11,903)

* The US$ amounts shown in this table and in the entire document have been translated using the exchange rate of PLN 3.9863 = US$ 1.00, the average rate announced by the National Bank of Poland at December 31, 2001. These figures are included for convenience only.

** Net debt is defined as long term debt, including its current portion, less cash, restricted cash and both long and short term portion of escrow accounts.

^ Certain prior period amounts have been restated to reflect the impact of an adjustment to the nominal cost of licenses to reflect their net present values in accordance with IAS 38 "Intangible Assets".

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Key operational indicators

Time periods:	4Q01	3Q01^	2Q01*	1Q01*	4Q00
Network data					
Number of connected lines (cumulative)	526,402	519,035	576,012	553,798	546,309
Subscriber data					
Subscriber lines (cumulative)	343,802	343,634	338,338	328,728	321,073
Total net additions	168	5,296	9,610	7,655	13,913
Business net additions	4,281	5,721	5,847	1,008	8,758
Business subscribers (cumulative)	97,994	93,713	87,992	82,145	81,137
Business mix of total subscriber lines	28.5%	27.3%	26.0%	25.0%	25.3%
Internetia ISP users (registered users only)	57,847	64,837	50,789	43,963	36,500
Average monthly revenue per line (PLN)	122	122	121	120	114
Average monthly revenue per business line (PLN)	225	243	239	254	224
Average monthly revenue per residential line (PLN)	81	76	80	75	77
Average monthly revenue per Internetia registered user (blended, PLN)	25	21	22	29	

* Following the recently approved general outline of the ten-year business plan and strategy to focus on providing services to business customers, the number of connected lines reported for the third quarter 2001 has been recalculated in order to reflect the write-off of 70,200 connected lines due to the future limited utilization of certain existing parts of Netia's local access network.

^ The number of ringing lines reported previously for the first and second quarters of 2001 has been adjusted downwards by 14,924 lines to correct a previous error in the translation of ISDN channels into subscriber lines. Figures related to average monthly revenue per line, number of business lines, business mix and number of lines in service per employee have also been restated for the period to reflect this.

Netia is the leading alternative fixed-line telecommunications provider in Poland. Netia provides a broad range of telecommunications services including voice, data and Internet-access and commercial network services. Netia's American Depositary Shares ("ADSs") are listed on the Nasdaq National Market (NTIA), and the Company's ordinary shares are listed on the Warsaw Stock Exchange. Netia owns, operates and continues to build a state-of-the-art fiber-optic network that, as at December 31, 2001, had connected 343,802 active subscriber lines, including 97,994 business lines. Netia currently provides voice telephone services in 24 territories throughout Poland, including in six of Poland's ten largest cities.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on April 30, 2001, its Current Report on Form 6-K filed with the Commission on May 15, 2001, its Current Report on Form 6-K filed with the Commission on August 7, 2001, its Current Report on Form 6-K filed with the Commission on November 6, 2001, and its Current Report on Form 6-K filed with the Commission on January 18, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

(Tables to follow)

Income statement (according to IAS)

(PLN in thousands unless otherwise stated)

Time periods:	2001 *Audited*	2000 *Audited*	4Q01 *Unaudited*	3Q01 *Unaudited*
Telecommunications revenue	512,163	395,225	139,269	131,003
Other revenue	26,688	47,522	5,599	5,786
Total revenues	**538,851**	**442,747**	**144,868**	**136,789**
Interconnection charges	(122,211)	(112,270)	(32,473)	(31,666)
Cost of equipment	(7,508)	(20,359)	(703)	(608)
Other operating expenses	(330,966)	(286,939)	(82,398)	(86,770)
EBITDA before exceptional items	78,166	23,179	29,294	17,745
Millennium allowance	(16,974)	0	(30)	(16,944)
EBITDA after exceptional items	**61,192**	**23,179**	**29,264**	**801**
Margin (%)	11.4%	5.2%	20.2%	0.6%
Depreciation of fixed assets	(172,735)	(130,479)	(46,071)	(44,780)
Amortization of intangibles	(62,892)	(23,304)	(21,747)	(16,287)
Amortization and impairment of goodwill	(238,217)	(25,927)	0	(226,134)
Impairment provision for fixed assets	(116,247)	0	(19,386)	(96,861)
EBIT	**(528,899)**	**(156,531)**	**(57,940)**	**(383,261)**
Margin (%)	-98.2%	-35.4%	-40.0%	-280.2%
Net financial income / (expenses)	(230,019)	(198,681)	159,305	(376,916)
Other losses	0	(339)	0	0
Effect of default on long-term debt	(112,047)	0	(112,047)	0
Effect of canceling the swaps	(274,637)	0	(274,637)	0
Loss before tax	**(1,145,602)**	**(355,551)**	**(285,319)**	**(760,177)**
Tax charges	(5,424)	(2,514)	(998)	(768)
Minority share in (profit)/loss of subsidiaries	1,809	(3,981)	(92)	(75)
Net loss	**(1,149,217)**	**(362,046)**	**(286,409)**	**(761,020)**
Margin (%)	-213,3%	-81.8%	-197.7%	-556.3%
Loss per share (not in thousands)	(37.29)	(12.60)	(9.29)	(24.69)
Weighted average number of shares outstanding (not in thousands)	30,817,291	28,728,709	30,817,291	30,817,291
Note to financial expenses				
Net Interest Expense	(385,849)	(300,144)	(99,767)	(99,599)
Net Foreign Exchange gains / (losses)	155,830	118,340	229,757	(265,225)
Amortization of deferred financing costs	0	(12,932)	0	0
Other financial income / (expenses)	0	(3,945)	29,315	(12,092)

Balance sheet (according to IAS, audited)

(PLN in thousands unless otherwise stated)

Time Periods	December 31, 2001	December 31, 2000
Cash and cash equivalents	486,946	1,142,850
Restricted investments	47,500	154,989
Accounts receivable		
Trade, net	91,838	102,335
Government	15,179	47,963
Other, net	3,510	3,867
Inventories	1,708	2,758
Prepaid expenses	9,358	7,545
Total current assets	**656,039**	**1,462,307**
Restricted investments	0	50,541
Investments	1,949	20,946
Fixed assets, net	2,454,309	2,347,141
Computer software, net	82,944	61,271
Licenses, net	695,149	740,863
Deferred financing costs, net	0	107,645
Other long term assets	13,957	10,279
Goodwill, net	0	232,311
Total non-current assets	**3,248,308**	**3,570,997**
TOTAL ASSETS	**3,904,347**	**5,033,304**
Current maturities of long term debt	3,396,869	0
Short term liabilities for licenses	165,613	110,881
Accounts payable and accruals		
Trade	170,779	315,777
Liability connected with swaps cancellation	224,907	0
Accruals and other	163,561	79,045
Deferred income	7,495	4,508
Total current liabilities	**4,129,224**	**510,211**
Long term debt	0	3,509,625
Long term liabilities for licenses	92,764	150,747
Minority interest	25,607	82,310
Total non-current liabilities	**118,371**	**3,742,682**
Share capital	203,285	203,285
Share premium	1,713,865	1,713,865
Treasury shares	(3,611)	(3,611)
Accumulated deficit	(2,256,787)	(1,133,128)
Total shareholders' equity / (deficit)	**(343,248)**	**780,411**
TOTAL LIABILITIES AND EQUITY / (DEFICIT)	**3,904,347**	**5,033,304**

- more -

Cash flow statement (according to IAS)

(PLN in thousands unless otherwise stated)

Time periods:	2001 *Audited*	2000 *Audited*	4Q01 *Unaudited*	3Q01 *Unaudited*
Net Loss	**(1,149,217)**	**(362,046)**	**(286,409)**	**(761,020)**
Depreciation and amortization of goodwill	253,565	179,710	67,818	66,922
Amortization of deferred financing costs	0	12,932	0	0
Amortization of discount on notes	106,830	116,646	11,821	33,668
Minority interest	(1,809)	3,981	92	75
Impairment of goodwill	220,279	0	0	220,279
Impairment provision for fixed assets	116,247	0	19,386	96,861
Effect of default on long-term debt	112,047	0	112,047	0
Effect of canceling of swap transactions	274,637	0	274,637	0
Allowance for debtors subject to court settlements	16,974	0	30	16,944
Other losses	0	339	0	0
Decrease in long term assets	(7,315)	(2,185)	(8,740)	0
Interest expense accrued on long term debt	285,995	259,441	53,623	78,760
Interest expense accrued on license liabilities	19,894	25,743	7,885	5,147
Foreign exchange (gains) / losses	(157,314)	(127,622)	(235,587)	258,397
Change in working capital	78,059	58,367	6,904	26,104
Net cash provided by operating activities	**168,872**	**165,306**	**23,507**	**42,137**
Purchase of fixed assets and computer software	(582,779)	(756,657)	(68,898)	(125,819)
Increase in restricted investments	0	(219,902)	0	0
(Increase) / decrease of investments	8,500	(20,990)	0	0
Purchase of minority interest	(60,883)	0	0	(231)
Payments for licenses	(3,998)	(359,971)	0	0
Net cash used in investing activities	**(639,160)**	**(1,357,520)**	**(68,898)**	**(126,050)**
Net proceeds from share issue	0	467,575	0	0
Proceeds from long term debt	0	839,320	0	0
Repayment of bank loans and vendor financing	0	(61,481)	0	0
Payment of interest on long term debt	(111,355)	0	(56,135)	0
Increase / (decrease) in restricted cash	0	0	7,135	(7,135)
Canceling of swap transactions	(22,460)	0	(22,460)	0
Contribution from minority shareholders	0	77,331	0	0
Capitalized deferred financing cost	0	(33,514)	0	0
Net cash provided by / (used in) financing activities	**(133,815)**	**1,289,231**	**(71,460)**	**(7,135)**
Effect of exchange rate change on cash and cash equivalents	(51,801)	(56,577)	(39,591)	70,265
Net change in cash & cash equivalents	**(655,904)**	**40,440**	**(156,442)**	**(20,783)**
Cash & cash equivalents at the beginning of the period	1,142,850	1,102,410	643,388	664,171
Cash & cash equivalents at the end of the period	486,946	1,142,850	486,946	643,388

###

NETIA HOLDINGS S.A.
CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001

PRICEWATERHOUSECOOPERS

Adres do korespondencji:
PricewaterhouseCoopers Sp. z o.o.
ul. Nowogrodzka 68
02-014 Warszawa
Polska
Telefon +48 (22) 523 4000
Fax +48 (22) 523 4040
http://www.pwcglobal.com/pl

REPORT OF INDEPENDENT ACCOUNTANTS

To the Supervisory Board and Shareholders
of Netia Holdings S.A.

We have audited the accompanying consolidated balance sheets of Netia Holdings S.A. and its subsidiaries (the "Company") as at December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2001 and 2000 and the consolidated results of its operations, changes in shareholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999, in conformity with International Accounting Standards.

Without qualifying our opinion, we draw attention to Note 2 in the accompanying consolidated financial statements, which indicates that as at December 31, 2001 the Company's current liabilities exceeded its current assets by PLN 3,473,185 and an event of default has occurred with respect to the Company's long term debt as a result of its failure to make certain interest payments. As a result of the occurrence of the event of default the liabilities relating to long term debt have been reclassified as current liabilities. Management of the Company is in discussions with bondholders and the final outcome of those discussions cannot be determined. These conditions, along with other matters as set forth in Note 2, indicate the existence of material uncertainties, which cast significant doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any other adjustments that might result from the outcome of these uncertainties.

The convenience translations are disclosed as part of the consolidated financial statements. We have not audited these translations and accordingly we do not express an opinion thereon.

International Accounting Standards vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net loss for each of the years ended December 31, 2001, 2000 and 1999 and the determination of consolidated shareholders' equity / (deficit) and consolidated financial position as at December 31, 2001 and 2000 to the extent summarized in Note 26 to the consolidated financial statements.

PricewaterhouseCoopers Sp. z o.o.

PricewaterhouseCoopers Sp. z o.o.

Warsaw, Poland
February 18, 2002

NETIA HOLDINGS S.A.
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands)

	Note	December 31, 2000 (PLN)	December 31, 2001 (PLN)	Convenience Translation $ (Note 2) December 31, 2001 (Unaudited)
ASSETS				
Current Assets				
Cash and cash equivalents	5	1,142,850	486,946	122,153
Restricted investments	6	154,989	47,500	11,916
Accounts receivable				
Trade, net of allowance for doubtful accounts PLN 23,033 and PLN 36,192 (USD 9,079)		102,335	91,838	23,038
Government – value added tax		47,963	15,179	3,808
Other		3,867	3,510	881
Inventories		2,758	1,708	428
Prepaid expenses		7,545	9,358	2,348
Total current assets		1,461,307	666,039	164,574
Restricted investments	6	50,541	-	-
Investments		20,946	1,949	489
Fixed assets, net	7	2,347,141	2,454,309	615,686
Intangible assets				
Licenses, net	8	740,863	695,149	174,385
Goodwill, net	9	232,311	-	-
Deferred financing costs, net	10	107,645	-	-
Computer software, net	11	61,271	82,944	20,807
Other long term assets		10,279	13,957	3,500
Total Assets		5,033,304	3,904,347	979,441

K.-O. Blom
Acting President

A. Hochman
Chief Financial Officer

Warsaw, Poland
February 18, 2002

The accompanying notes are an integral part of these financial statements.

NETIA HOLDINGS S.A.
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands)

	Note	December 31, 2000 (PLN)	December 31, 2001 (PLN)	Convenience Translation $ (Note 2) December 31, 2001 (Unaudited)
LIABILITIES				
Current Liabilities				
Current maturities of long-term debt	14	-	3,396,869	852,136
Short-term liabilities for licenses	8	110,881	165,613	41,546
Accounts payable and accruals				
Trade		315,777	170,779	42,842
Liabilities connected with cancellation of cash flow hedges	15	-	224,907	56,419
Accruals and other	13	79,045	163,561	41,030
Deferred income		4,508	7,495	1,880
Total current liabilities		**510,211**	**4,129,224**	**1,035,853**
Long-term liabilities for licenses	8	150,747	92,764	23,271
Long-term debt	14	3,509,625	-	-
Total liabilities		**4,170,583**	**4,221,988**	**1,059,124**
Commitments and contingencies	25	-	-	-
Minority interest	18	82,310	25,607	6,423
Shareholders' (deficit) / equity				
Share capital (nominal par value of PLN 6 per share)		203,285	203,285	50,996
Share premium		1,713,865	1,713,865	429,939
Treasury shares		(3,611)	(3,611)	(906)
Accumulated deficit		(1,133,128)	(2,256,787)	(566,135)
Total shareholders' (deficit) / equity		**780,411**	**(343,248)**	**(86,106)**
Total liabilities and shareholders' (deficit) / equity		5,033,304	3,904,347	979,441

The accompanying notes are an integral part of these financial statements.

NETIA HOLDINGS S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands)

	Note	Year ended December 31, 1999 (PLN)	December 31, 2000 (PLN)	December 31, 2001 (PLN)	Convenience Translation $ (Note 2) December 31, 2001 (Unaudited)
Revenue					
Telecommunication services revenue					
Installation fees		22,571	12,437	2,192	550
Monthly fees		34,420	89,685	142,068	35,639
Calling charges		152,523	284,975	360,707	90,487
Other telecommunication revenue		8,197	8,128	7,196	1,805
		217,711	**395,225**	**512,163**	**128,481**
Other revenue:					
Service		17,709	24,234	18,235	4,574
Sales of equipment		13,677	23,288	8,453	2,121
Total revenue		**249,097**	**442,747**	**538,851**	**135,176**
Costs					
Interconnection charges		(61,994)	(112,270)	(122,211)	(30,658)
Cost of equipment		(11,924)	(20,359)	(7,508)	(1,883)
Salaries and benefits		(67,866)	(99,845)	(104,498)	(26,214)
Social security costs		(12,549)	(19,221)	(20,833)	(5,226)
Depreciation of fixed assets	7	(68,209)	(130,479)	(172,735)	(43,332)
Amortization of goodwill	9	(21,067)	(25,927)	(17,938)	(4,500)
Amortization of other intangible assets		(29,887)	(23,304)	(62,892)	(15,777)
Impairment of goodwill	12	-	-	(220,279)	(55,259)
Impairment provision for fixed assets	12	-	-	(116,247)	(29,162)
Other operating expenses	20	(110,143)	(167,873)	(222,609)	(55,843)
Loss from operations		**(134,542)**	**(156,531)**	**(528,899)**	**(132,678)**
Financial expense, net	21	(292,574)	(198,681)	(230,019)	(57,702)
Effect of default on long term debt	14	-	-	(112,047)	(28,109)
Effect of canceling of swap transactions	15	-	-	(274,637)	(68,896)
Other		(550)	(339)	-	-
Loss before income tax		**(427,666)**	**(355,551)**	**(1,145,602)**	**(287,385)**
Income tax (charge) / benefit	16	9,646	(2,514)	(5,424)	(1,360)
Loss before minority interest		**(418,020)**	**(358,065)**	**(1,151,026)**	**(288,745)**
Minority share in losses / (profits) of subsidiaries	18	(911)	(3,981)	1,809	453
Net loss		**(418,931)**	**(362,046)**	**(1,149,217)**	**(288,292)**
Basic and Diluted					
Loss per share (not in thousands)	22	(22.48)	(12.60)	(37.29)	(9.35)

The accompanying notes are an integral part of these financial statements.

NETIA HOLDINGS S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(All amounts in thousands)

	Share capital (PLN)	Share premium (PLN)	Treasury shares (PLN)	Hedging reserve	Accumulated deficit (PLN)	Total Shareholders' equity / (deficit) (PLN)
Balance as at January 1, 1999	77,117	188,571	-	-	(352,151)	(86,463)
Net loss	-	-	-	-	(418,931)	(418,931)
Issuance of shares, net of related costs	95,217	1,087,269	-	-	-	1,182,486
Shares issued for stock option plan	1,401	-	(1,401)	-	-	-
Balance as at December 31, 1999	173,735	1,275,840	(1,401)	-	(771,082)	677,092
Net loss	-	-	-	-	(362,046)	(362,046)
Issuance of shares, net of related costs	27,000	438,025	-	-	-	465,025
Shares issued for stock option plan	2,550	-	(2,550)	-	-	-
Employee stock subscriptions and stock option exercises	-	-	340	-	-	340
Balance as at December 31, 2000	203,285	1,713,865	(3,611)	-	(1,133,128)	780,411
Effect of adopting IAS 39	-	-	-	(25,424)	25,558	134
As restated	203,285	1,713,865	(3,611)	(25,424)	(1,107,570)	780,545
Fair value losses on cash flow hedges, net of tax	-	-	-	(249,213)	-	(249,213)
Fair value losses reclassified and reported in the statement of operations	-	-	-	47,903	-	47,903
Canceling of swap transactions	-	-	-	226,734	-	226,734
Net loss				-	(1,149,217)	(1,149,217)
Balance as at December 31, 2001	203,285	1,713,865	(3,611)	-	(2,256,787)	(343,248)

The accompanying notes are an integral part of these financial statements.

NETIA HOLDINGS S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	Year ended			Convenience Translation $ (Note 2)
	December 31, 1999	December 31, 2000	December 31, 2001	December 31, 2001
	(PLN)	(PLN)	(PLN)	(Unaudited)
Cash flows from operating activities:				
Net loss	(418,931)	(362,046)	(1,149,217)	(288,292)
Adjustments to reconcile net loss to net cash used in operating activities				
Depreciation of fixed assets and amortization of goodwill, licenses and other intangible assets	119,163	179,710	253,565	63,609
Amortization of deferred financing costs	6,803	12,932	-	-
Amortization of discount on notes	106,131	116,646	106,830	26,799
Interest expense accrued on license liabilities	-	25,743	19,894	4,991
Interest expense accrued on long term debt	130,840	259,441	285,995	71,744
Minority share in profit / (losses) of subsidiaries	911	3,981	(1,809)	(453)
Impairment of goodwill	-	-	220,279	55,259
Impairment provision for fixed assets	-	-	116,247	29,162
Effect of default on long term debt	-	-	112,047	28,109
Effect of canceling of hedge transactions	-	-	274,637	68,896
Allowance for debtors subject to court settlements	-	-	16,974	4,258
Provision for deferred income tax	(10,974)	-	-	-
Other losses	550	339	-	-
Increase in long term assets	(11,745)	(2,185)	(7,315)	(1,835)
Foreign exchange losses / (gains) on translation of long term debt and restricted investments	48,362	(127,622)	(157,314)	(39,464)
Changes in working capital	(40,170)	58,367	78,059	19,580
Net cash provided by operating activities	**(69,060)**	**165,306**	**168,872**	**42,363**
Cash flows used in investing activities:				
Purchase of fixed assets and computer software	(697,199)	(756,657)	(582,779)	(146,195)
Purchase of minority interest shareholdings in subsidiaries	-	-	(60,883)	(15,273)
(Increase) / decrease of investments	-	(20,990)	8,500	2,132
Increase of restricted investments	(205,698)	(219,902)	-	-
Payments for licenses	(67,625)	(359,971)	(3,998)	(1,003)
Net cash used in investing activities	**(970,522)**	**(1,357,520)**	**(639,160)**	**(160,339)**
Net cash provided by financing activities:				
Net proceeds from issuance of shares	940,579	467,575	-	-
Proceeds from long term loans and liabilities	811,858	839,320	-	-
Repayment of bank loans and vendor financing	-	(61,481)	-	-
Payment of interest on long term debt	-	-	(111,355)	(27,934)
Canceling of swap transactions	-	-	(22,460)	(5,634)
Contribution from minority shareholders in subsidiaries	-	77,331	-	-
Capitalized deferred financing costs	(22,331)	(33,514)	-	-
Increase / (decrease) in related party borrowings	(2,478)	-	-	-
Net cash provided by / (used in) financing activities	**1,727,628**	**1,289,231**	**(133,815)**	**(33,568)**
Effect of exchange rate change on cash and cash equivalents	115,574	(56,577)	(51,801)	(12,995)
Net change in cash and cash equivalents	803,620	40,440	(655,904)	(164,539)
Cash and cash equivalents at beginning of year	298,790	1,102,410	1,142,850	286,694
Cash and cash equivalents at end of year	**1,102,410**	**1,142,850**	**486,946**	**122,155**

The accompanying notes are an integral part of these financial statements.

NETIA HOLDINGS S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	Year ended			Convenience Translation $ (Note 2)
	December 31, 1999	December 31, 2000	December 31, 2001	December 31, 2001
	(PLN)	(PLN)	(PLN)	(Unaudited)
Changes in working capital components:				
Trade receivables	(52,145)	(23,832)	10,497	2,633
Government receivables	(1,894)	(3,693)	32,784	8,225
Other receivables	662	928	357	90
Inventories	(1,702)	(58)	1,050	263
Prepaid expenses	(7,914)	1,372	(1,813)	(455)
Trade creditors	35,040	83,695	20,418	5,122
Payables to related parties	(7,217)	(4,686)	-	-
Accruals and other payables	(5,534)	1,466	11,779	2,953
Deferred income	534	3,175	2,987	749
	(40,170)	**58,367**	**78,059**	**19,580**

Supplemental disclosures:

	Year ended			Convenience Translation $ (Note 2)
	December 31, 1999	December 31, 2000	December 31, 2001	December 31, 2001
	(PLN)	(PLN)	(PLN)	(Unaudited)
Interest paid	143,589	258,762	256,868	64,438
Income taxes paid / (recovered)	-	9,134	(4,915)	(1,233)

Interest paid during the year ended December 31, 2001 includes PLN 111,355 of payment from the Company's cash and cash equivalents and PLN 145,513 from the Company's investment accounts.

Non-cash investing and financing activities:

The Company incurred the following liabilities at the end of each year that were related to fixed asset or construction in progress additions:

Year ended			Convenience Translation $ (Note 2)
December 31, 1999	December 31, 2000	December 31, 2001	December 31, 2001
(PLN)	(PLN)	(PLN)	(Unaudited)
215,131	296,694	154,604	38,784

The accompanying notes are an integral part of these financial statements.

NETIA HOLDINGS S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands)

1. The Company

Netia Holdings S.A. ("the Company") was formed in 1990 as a joint stock company established under the laws of Poland. The Company is engaged through its subsidiaries in the design, construction and operation of modern digital telecommunication and data transmission networks. Through its 100% owned subsidiary Internetia Telekom S.A. ("Internetia") the Company offers internet services. The Company is also engaged in installation and supply of specialized mobile radio services (public trunking) in Poland through its 58.2% owned subsidiary, Uni-Net Sp. z o.o. ("Uni-Net").

The Company is subject to the periodic reporting requirements in the U.S. of the Securities Exchange Act of 1934, as amended, and of the Polish reporting requirements for companies listed on the Warsaw Stock Exchange. Its American Depositary Shares ("ADSs") have been listed for trading on the NASDAQ stock market ("NASDAQ") since August 1999 and its ordinary shares have been listed for trading on the Warsaw Stock Exchange since September 2000.

The Company's subsidiaries obtained licenses from the Ministry of Communications of Poland ("MOC") for the provision of local telephone services in areas including six of the Poland's biggest cities – Warsaw, Gdansk, Krakow, Poznan, Katowice and Lublin. One of the Company's subsidiaries, Netia 1, received a license for domestic long distance telephone services. As of January 1, 2001, on the basis of the new Telecommunication Act ("NTA") all telephone licenses were converted by virtue of law into telecommunication permits.

The Company is incorporated in Poland with its principal executive office located at ul. Poleczki 13, 02-822 Warsaw, Poland.

2. Going Concern

These financial statements have been prepared on the basis that the Company is a going concern. As at December 31, 2001, the Company had an accumulated deficit of PLN 2,256,787, shareholders' deficit of PLN 343,248 and a working capital deficit of PLN 3,473,185. Additionally, an event of default has occurred with respect to the Company's long term debt as a result of the failure to make certain interest payments. As a result of the occurrence of the events of default and the possibility that the notes could be accelerated, the liabilities relating to long term debt have been reclassified as current liabilities in the consolidated financial statements.

The Company has entered into negotiations with the holders of more than a majority of the aggregate principal amount of its notes, aimed at achieving a substantial reduction of its debt burden. A tender offer for the repurchase of the Company's notes, commenced in November 2001, did not attract the required percentage of bondholders for the tender to be effective. In December 2001, the Company did not make the interest payments on its 1999 Senior Dollar Notes and 1999 Senior Euro Notes, as well as the swap payment relating to these coupon payments. The Company and Management are continuing discussions with bondholders with respect to the exchange of a portion of their debt into equity. The Company's defaults on its debt instruments are described in Note 14.

Management is undertaking steps aimed at preserving the Company's cash and has adopted a revised business plan, general guidelines of which have been approved by the Supervisory Board. The business plan contemplates substantial reductions in capital and operating expenditures in comparison with the Company's prior plans. In addition, the Company's subsidiaries have submitted claims to the Polish regulatory authorities seeking to confirm expiry, cancellation or deferral of the Company's remaining license fee obligations. The Company has received a deferral of nominal license payments of EUR 32,943 (PLN 116,022 at the December 31, 2001 exchange rate) until June 30, 2002, subject to a PLN 9,287 deferral fee. Cash and cash equivalents held by the Company as at December 31, 2001 were PLN 486,946. Management may consider taking other steps that it and the Company's Supervisory Board consider necessary and appropriate to continue the Company's operations. These steps may include a further reduction of both operating and capital expenditures planned for 2002 and other attempts to reduce and/or refinance the Company's long term debt. As a result of, amongst other things, these factors and the requirements of Polish law, the Company may be required to commence bankruptcy or arrangement proceedings. Applicable Polish law requires the Company to file for bankruptcy within 14 days from the time it ceases to pay its liabilities or its liabilities exceed its assets (*i.e.*, negative equity). The Company may avoid the requirement to file for bankruptcy by petitioning for arrangement proceedings, which – when opened by a court - will prevent the declaration of the Company's bankruptcy, as long as the arrangement proceedings are open. The Company and some of its subsidiaries are currently considering filing arrangement petitions. The arrangement proceedings would allow the Company to continue its day-to-day operations. The condition of negative equity could be reversed upon a reduction of the Company's debt and increase of share capital if an agreement were reached with the bondholders. Discussions with the bondholders are continuing.

The material uncertainties related to the factors described above cast significant doubt as to the Company's ability to continue as a going concern and, therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. However, Management believes that the Company will be able to continue its business activities and, therefore, has prepared the consolidated financial statements on a going concern basis.

(All amounts in thousands)

3. Basis of Presentation and Summary of Significant Accounting Policies

The Company maintains its accounting records and prepares statutory financial statements in accordance with Polish accounting and tax regulations. These financial statements have been prepared based upon the Company's accounting records in order to present the financial position, results of operations and of cash flows in accordance with International Accounting Standards ("IAS").

In 2000 the Company adopted IAS 36 "Impairment of Assets", IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" and IAS 38 "Intangible Assets". The effects of adopting these standards, if any, are further described in the notes to these financial statements.

In 2001 the Company adopted IAS 39 "Financial Instruments – Recognition and Measurement". Effects of the adoption, if any, are further described in the notes to these financial statements.

IAS vary in certain important respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). See Note 26 for a reconciliation of net loss and shareholders' equity/(deficit) based on IAS to U.S. GAAP.

Measurement basis

Until December 31, 1996, Poland was considered to be a hyperinflationary economy. The financial statements for the periods through that date were prepared under the historical cost convention as adjusted for the effects of inflation in accordance with the IAS 29, "Financial Reporting in Hyperinflationary Economies". The inflated values in Polish Złoty (PLN) at December 31, 1996 for balance sheet items became the new historical basis for subsequent periods.

US Dollar Convenience Translation (Unaudited)

The US Dollar amounts shown in the accompanying financial statements have been translated at December 31, 2001 and for the year ended December 31, 2001 from Polish Złoty only as a matter of arithmetic computation at the Polish Złoty exchange rate of PLN 3.9863 = USD 1.00, the rate published by the National Bank of Poland and effective on December 31, 2001. These amounts are unaudited and are included for the convenience of the reader only. Such translation should not be construed as a representation that the Polish Złoty amounts have been or could be converted into US Dollars at this or any other rate.

Principles of Consolidation

Subsidiary undertakings, which are those companies in which the Company, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations, have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Company and are no longer consolidated from the date on which control ceases. All intercompany transactions, balances and unrealized gains on transactions between subsidiaries of the Company have been eliminated; unrealized losses are also eliminated unless the cost cannot be recovered. Separate disclosure is made of minority interest. Negative minority interest resulting from negative net assets of subsidiaries is not recognized unless there is a contractual commitment by the minority shareholders to cover the losses.

Use of Estimates

The preparation of financial statements necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported revenues and expenses during the reported period. Actual results could differ from these estimates.

Reclassifications

Certain prior periods' amounts have been reclassified to conform to the 2001 presentation.

Cash and Cash Equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statements and balance sheet the Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Financial Instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, investments, accounts receivable, trade payables, long-term debt and financial derivatives. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

Trade Receivables

Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts at the year end. Bad debts are written off when identified. If it is probable that the Company will not able to collect all amounts due according to contractual terms of receivables, an impairment loss is recognized. The impairment loss is measured as the difference between the carrying amount of receivables and the present value of expected future cash flows discounted at the imputed interest rate.

Inventories

Inventories are stated at the lower of historical cost or net realizable value, generally determined on a first-in first-out (FIFO) basis. Where necessary, provision is made for obsolete, slow moving or defective inventory.

Impairment

Where an indication of impairment of fixed assets, permits, goodwill, computer software costs and other intangible assets exists, the carrying value of an asset is assessed and written down immediately to its recoverable amount. Intangible assets not yet available for use are also reviewed for impairment on an annual basis.

Fixed Assets and Network Under Construction

Fixed assets are stated at cost, plus related inflation through December 31, 1996. Network under construction represents the accumulation of costs associated with the construction of the telecommunications and data transmission networks and other tangible fixed assets. The Company includes in the construction cost of its networks all eligible borrowing costs (including interest costs and foreign exchange gains and losses) and administration and other overhead costs directly attributable to the acquisition or construction of assets. Costs relating to the network under construction are transferred to the related fixed asset account and depreciation begins when operations commence.

The costs of repairs and maintenance are capitalized if they improve the related asset or extend its useful life.

Depreciation expense is recorded utilizing the straight-line method over the estimated useful life of the assets. These lives are summarized as follows:

	Term
Land	infinite
Buildings	40 years
Long term ground lease	99 years
Base stations (Uni-Net)	7 to 13 years
Transmission network	15 years
Switching system	10 years
Machinery and equipment	4 to 8 years
Office equipment	3 to 8 years
Office furniture	5 years
Vehicles	5 to 6 years

NETIA HOLDINGS S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands)

Licenses

Licenses are stated at cost less accumulated amortization. If payment for the license is deferred beyond normal credit terms, its cost is the net present value of the obligation. The present value of the obligation is calculated using the Company's effective borrowing rates at the time the licence was granted. Any differences between the nominal price of the license and its net present value are treated as interest costs. Interest costs are capitalized up until the time when the network in that license territory becomes operational or are recognized as interest expense over the period of the obligation. Amortization of the license also commences once the related network is operational and is recorded on a straight-line basis until the end of the grant period. The amortization period is 12 to 14 years.

Goodwill

Goodwill represents the excess of the cost of an acquisition or the fair value of the shares received over the fair value of the Company's share of the net assets of the acquired subsidiaries at the date of acquisition. Goodwill resulting from the acquisition of subsidiaries is amortized over the period of the related licenses using the straight-line method.

Computer Software Costs

Costs that are directly associated with identifiable and unique software products controlled by the Company and which have probable economic benefits, exceeding the cost, beyond one year, are recognized as intangible assets. Direct costs include staff costs of the software development team and an appropriate portion of relevant overheads.

Expenditure, which enhances or extends the performance of computer software programmes beyond their original specifications is recognized as a capital improvement and added to the original cost of the software. Computer software development costs recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 5 years.

Investments

At January 1, 2001 the Company adopted IAS 39 – Financial Instruments: Recognition and Measurement ("IAS 39"). The effects of adopting this standard are summarized in the consolidated statements of changes in shareholders' equity / (deficit) and further information is disclosed in the notes to these consolidated financial statements.

Upon adoption of IAS 39, the Company classified its investments into the following categories: trading, held-to-maturity and available-for sale, if applicable. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets. During the year ended December 31, 2001, the Company did not hold any investments in this category. Investments with fixed maturities that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, unless they mature in less than twelve months from the balance sheet date. The Company has classified its restricted investments (principally government securities designated for application to fund interest payments on the Company's long term debt) into this category. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale. These are included in non-current assets unless management has the express intention of holding the investment for less than twelve months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. During the year ended December 31, 2001 the Company did not hold any investments in this category. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

All purchases and sales of investments are recognized on the trade date, which is the date the Company commits to purchase or sell the asset. Cost of purchase includes transaction costs. Trading investments are subsequently carried at fair value, whilst held-to-maturity investments are carried at amortized cost using the effective yield method. Realized and unrealized gains and losses arising from changes in the fair value of trading investments are included in the statement of operations in the period in which they arise.

NETIA HOLDINGS S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands)

Long Term Debt

Upon the adoption of IAS 39, the Company stated its long term debt at amortized cost using the effective yield method and the difference between that cost and the amount payable, net of discount and deferred financing costs, was recognized as the effect of adopting IAS 39 in the opening accumulated deficit. As a result of the defaults on the Notes described in Note 14, the debt of the Company is treated as short term and the effective interest method value of the debt equals its face value.

Prior to the adoption of IAS 39, the Company had carried its long-term debt at the amount payable, net of discount in the case of discount bonds. Discounts were amortized over the discount period using the effective yield method. Costs incurred in obtaining financing were deferred and amortized to financial expense over the term of the credit facility or the maturity of the outstanding notes.

Long term debt is recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings.

Retirement Benefits

The Company pays social security taxes on each employee to the Polish Government. The Company has no other employee retirement plans.

Share Capital

All shares outstanding issued by the Company are classified as equity. External costs directly attributable to the issue of new shares are shown as a deduction, net of tax, in equity from the proceeds.

Revenue

Telecommunications and other revenue is stated net of discounts and value added tax.

(1) Telecommunications Revenue

Telecommunications revenue includes mainly installation fees, monthly charges and calling charges. The Company records revenue from installation fees, which are not in excess of selling costs, when the customer is connected to the network. Other telecommunication revenue comprises the provision of internet and ISDN services as well as the sale of telecommunications accessories; revenues for these transactions are recognized when the service is provided or when the goods are sold.

(2) Other Revenue

Other revenue includes revenue from specialized mobile radio service (public trunking), through the Company's subsidiary Uni-Net. Service revenues are recorded when the service is provided. Revenue from the sale of equipment is recorded when the customer takes delivery.

Interconnection charges

Interconnection with other telecommunication operators is required to complete calls that originate on but terminate outside of the Company's network or originate outside the network and terminate within it, or are only transfered through the Company's network. The Company pays interconnection charges based on agreements established with other telecommunication operators.

Foreign Exchange Gains and Losses

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translations of monetary assets and liabilities denominated in foreign currencies, are recognized in the income statement or capitalized as part of network under construction in accordance with the Company's fixed assets capitalization policy when the exchange differences arise from foreign currency borrowings used to finance self constructed assets.

NETIA HOLDINGS S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands)

Deferred Income Taxes

Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax. The principal temporary differences arise from interest and foreign exchange differences and tax losses carried forward. Valuation allowances are recorded for deferred tax assets when it is likely that tax benefits will not be realized.

4. Financial Risk Management

Financial Risk Factors

The Company's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company. The Company has been using derivative financial instruments such as cross-currency swap transactions to hedge certain exposures.

Risk management has been carried out by a central treasury department under policies approved by the Company's Management Board. The treasury department has been identifying, evaluating and hedging financial risks in close co-operation with the operating units. The Management Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and investing excess liquidity.

Foreign Exchange Risk

The Company's revenues and costs are predominately denominated in Polish Zloty, other than payments made under the construction contracts, which are linked to the U.S. Dollar and Euro. The Company raises long term debt on international financial markets and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the U.S. Dollar, Deutschmark and Euro. Through its wholly owned subsidiaries, the Company used cross-currency swap transactions to hedge its exposure to foreign currency risk in the local reporting currency. Those contracts have been designated as hedges of an exposure to changes in future cash flows arising from foreign exchange risk.

Interest Rate Risk

The Company's income and operating cash flows are substantially independent of changes in market interest rates. The Company policy is to maintain approximately all of its borrowings in fixed rate instruments. Interest rates of virtually all categories of long term debt are fixed.

Credit Risk

The Company has no significant concentrations of credit risk. Derivative counterparties and cash transactions are limited to high credit quality financial institutions.

Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

Accounting for Derivative Financial Instruments and Hedging Activities

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured at their fair value. The resulting gains or losses on derivatives that are not part of a hedging relationship are recognized in the statement of operations. The method of recognizing the resulting gain or loss on derivatives that are part of a hedging relationship is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Company designates such derivative as either (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of a forecasted transaction or of a firm commitment (cash flow hedge), or (3) a hedge of a net investment in a foreign entity, if applicable.

(All amounts in thousands)

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognized in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the income statement.

When a hedging instrument designated as a cash flow hedge expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity and is recognized, when the committed or forecasted transaction ultimately is recognized in the income statement. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments or forecast transactions. The Company also documents its assessment, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 15. Movements on the hedging reserve in shareholders' equity are also shown in Note 15.

Fair Value Estimation

The fair value of publicly traded derivatives and trading and available-for-sale securities is based on quoted market prices at the balance sheet date.

In assessing the fair value of non-traded derivatives and other financial instruments, the Company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Other techniques, such as option pricing models and estimated discounted value of future cash flows, are used to determine fair value for the remaining financial instruments.

The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The net book value and fair value of long term fixed rate debt at December 31, 2001 is PLN 3,396,869 and PLN 585,960, respectively. The fair value of the long term debt was determined using market quotes at the balance sheet date.

5. **Cash and Cash Equivalents**

	December 31, 2000 (PLN)	December 31, 2001 (PLN)
Cash at bank and in hand	304,421	486,946
Short term bank deposits	838,429	-
	1,142,850	486,946

The short term bank deposits consist primarily of funds deposited with asset management institutions, which are invested in various government bonds and short term securities. These funds can be withdrawn upon demand of the Company. The weighted average effective interest rate on those deposits was 4.25% and 5.66% in the year ended December 31, 2001 and 2000, respectively. In December 2001 all such deposits were converted into cash held in bank accounts.

(All amounts in thousands)

6. Restricted Investments

	December 31, 2000 (PLN)	December 31, 2001 (PLN)
Current portion		
2000 Notes – Investment Account	102,615	47,500
1999 Dollar Notes – Investment Account	26,614	-
1999 Euro Notes – Investment Account	25,760	-
	154,989	47,500
Non-current portion		
2000 Notes – Investment Account	50,541	-
	50,541	-
	205,530	47,500

In June 1999, the Company deposited USD 24,770 and EUR 26,281 (PLN 205,698 at the exchange rate in effect on that date) in an "Investment Account" with the trustee for its 1999 Dollar-Notes and 1999 Euro Notes. All amounts were invested in US Treasury Notes and German Government Treasury Notes bearing fixed interest rates ranging from 3% to 8.75% and only might be used to satisfy the Company's interest payments of the 1999 Dollar Notes and 1999 Euro Notes. The last payment from the "Investment Account" was made in June 2001.

In June 2000, the Company deposited EUR 52,400 (PLN 219,902 at the exchange rate in effect on that date) in an "Investment Account" with the trustee for its 2000 Notes. All amounts are invested in German Government Treasury Notes bearing fixed interest rates ranging from 4.5% to 5.0% and only may be use to satisfy the Company's interest payments on the 2000 Notes. The German Government Treasury Notes expire in six month increments set to coincide with the interest payment dates established under the terms of the 2000 Notes. The effective interest used for calculation of the book value relating to this Investment Account is 3.87% per annum. As of December 31, 2001, three payments of EUR 13,750 have been made from this account.

7. Fixed Assets and Network under Construction

Assets at Adjusted Cost	December 31, 2000 (PLN)	Additions (PLN)	Transfers (PLN)	Disposals (PLN)	December 31, 2001 (PLN)
Buildings	88,620	-	-	(675)	87,945
Land	612	13,893	-	-	14,505
Long term ground lease	5,400	-	-	-	5,400
Transmission network	1,011,273	-	302,328	(58)	1,313,543
Switching system	639,380	-	208,640	-	848,020
Base stations (Uni-Net)	12,289	-	159	-	12,448
Machinery and equipment	68,566	92,045	-	(2,447)	158,164
Office furniture and equipment	84,377	23,171	-	(936)	106,612
Vehicles	19,325	1,722	-	(1,527)	19,520
	1,929,842	130,831	511,127	(5,643)	2,566,157
Network under construction	673,614	268,060	(511,127)	(1,120)	429,427
	2,603,456	398,891	-	(6,763)	2,995,584

NETIA HOLDINGS S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands)

Accumulated Depreciation	December 31, 2000	Depreciation Expense	Disposals	December 31, 2001
	(PLN)	(PLN)	(PLN)	(PLN)
Buildings	5,436	1,713	(33)	7,116
Land	-	-	-	-
Long term ground lease	167	91	-	258
Transmission network	95,082	75,006	(36)	170,052
Switching system	96,114	55,024	-	151,138
Base stations (Uni-Net)	10,156	1,779	-	11,935
Machinery and equipment	11,456	18,327	(1,958)	27,825
Office furniture and equipment	28,012	16,941	(907)	44,046
Vehicles	9,892	3,854	(1,088)	12,658
	256,315	172,735	(4,022)	425,028

Impairment Charge	December 31, 2000	Impairment Charge	December 31, 2001
	(PLN)	(PLN)	(PLN)
Transmission network (see Note 12)	-	97,024	97,024
Network under construction (see Note 12)	-	19,223	19,223
	-	116,247	116,247

Net Book Value	December 31, 2000	December 31, 2001
	(PLN)	(PLN)
Buildings	83,184	80,829
Land	612	14,505
Long term ground lease	5,233	5,142
Transmission network	916,191	1,046,467
Switching system	543,266	696,882
Base stations (Uni-Net)	2,133	513
Machinery and equipment	57,110	130,339
Office furniture and equipment	56,365	62,566
Vehicles	9,433	6,862
	1,673,527	2,044,105
Network under construction	673,614	410,204
	2,347,141	2,454,309

Overhead costs directly attributable to the acquisition or construction of assets amounting to PLN 26,335, PLN 35,516 and PLN 30,109 and financial costs of PLN 127,868, PLN 27,135 and PLN 5,525 were capitalized to network under construction during the years ended December 31, 1999, 2000 and 2001, respectively. The capitalization rate used to determine the amount of financial costs that were eligible for capitalization was based upon the Company's effective borrowing rates of 9.25%, 9.29% and 11.45% for the years ended December 31, 1999, 2000 and 2001, respectively.

NETIA HOLDINGS S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands)

8. **Licenses**

Certain subsidiaries of the Company hold fixed term permits for the operation of local telecommunication networks on a non-exclusive basis in specified areas throughout Poland. The companies obtained their telecommunication permits through their conversion from telecommunication licenses issued under the regulations of the previous Telecommunication Act. The conversion took place by virtue of law on January 1, 2001 upon the entrance into force of the NTA. Currently, each license or permit holder is obligated to provide public telecommunications services through its network for local traffic and through interconnection with the international networks of Telekomunikacja Polska S.A. for international traffic. The domestic long distance traffic is carried through the network of Netia 1 or other telecommunication operators in areas where Netia 1 does not have its own network. The terms of interconnection in each area of our presence were negotiated separately subject to guidelines established by the Minister of Communications ("MOC") prior to 2001 and by the telecommunications market regulator in Poland – the President of the Office for Regulation of Telecommunictions ("ORT").

The NTA, which came into effect in January 2001, allows any operator to apply for a permit to render any telecommunication services within the whole territory of Poland. The cost of obtaining such a permit is Euro 2,500 (not in thousands). The Company's subsidiaries have been engaged in a number of administrative and judicial proceedings for the redemption of outstanding license fees and the return of fees already paid since January 1, 2001.

According to the Minister of Infrastructure, who has taken over the outstanding responsibilities of the dissolved MOC, despite of the conversion of licenses into permits as of January 1, 2001 and despite of the freedom of entry into the Polish telecommuniations market for new operators, the Company's subsidiaries are required to complete their license fee payments over the next ten years.

When the licenses obtained by Netia Telekom Silesia S.A. ("Silesia"), Netia Telekom Telmedia S.A. ("Telmedia"), Netia Telekom Mazowsze S.A. ("Mazowsze") and Netia 1 Sp z o.o. ("Netia 1") were issued, the MOC's policy for the development of telecommunications market in Poland envisaged the issuance of no more than one local license to an operator who would have the right to compete with Telekomunikacja Polska S.A. in such zone. An exception to this duopoly model was made in favor of the city of Warsaw, where licenses were issued to two operators – among them Mazowsze. With respect to domestic long distance services, the MOC decided that three operators in addition to TP SA would hold licenses for these services. Accordingly, licenses for telecomunications services in Poland were issued for 15-year periods, and all business plans were planned under the assumption that such 15-year period would enable the operators to operate in a duopolous environment. License fees were established by the MOC and accepted by the Company in conjunction with the terms for which the licenses were issued, under the same assumption.

All operating subsidiaries of the Company have requested the President of the ORT to specify which of the conditions of their permits – including the areas covered by the permits – are equal to the conditions of their pre-existing licenses. No decision has been received until the day these consolidated financial statements have been signed.

The table below presents the movements of the assets recorded in relation to the value of licenses obtained.

Gross book value	December 31, 2000	Effect of payment deferral	Additions	December 31, 2001
	(PLN)	(PLN)	(PLN)	(PLN)
Local telecommunication licenses/permits ...	661,473	4,217	2,424	668,114
Datacom and internet licenses/permits..........	7,417	-	-	7,417
Domestic long distance licenses/permits	114,854	-	-	114,854
	783,744	4,217	2,424	790,385

The Company's subsidiaries received a deferral of their license fee payments due in 2001 until June 30, 2001 from the Ministry of Infrastructure. On June 30, 2002 the subsidiaries will be obligated to pay a prolongation payment of PLN 9,287. As a result of the prolongation, the Company increased the amount of its intangible assets and the corresponding license fee obligations by PLN 4,217 based on the present value of the changed future obligations. Additions to the value of the local telecommunication permits in the amount of PLN 2,424 consist of interest capitalized during the year ended December 31, 2001, before the related networks became operational.

NETIA HOLDINGS S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands)

Accumulated amortization	December 31, 2000 (PLN)	Amortization Expense (PLN)	December 31, 2001 (PLN)
Local telecommunication licenses/permits ...	40,299	43,964	84,263
Datacom and internet licenses/permits.........	-	560	560
Domestic long distance licenses/permits	2,582	7,831	10,413
	42,881	52,355	95,236

Net book value	December 31, 2000 (PLN)	December 31, 2001 (PLN)
Local telecommunication licenses/permits ...	621,174	583,851
Datacom and internet licenses/permits.........	7,417	6,857
Domestic long distance licenses/permits	112,272	104,441
	740,863	695,149

Liabilities for licenses fees

	Local Telecommu-nication licenses/permits (PLN)	Domestic Long Distance license/permits (PLN)	Total (PLN)
Not later than 1 year	177,355	3,522	180,877
Later than 1 year and not later than 5 years	-	10,566	10,566
Later than five years..	153,781	-	153,781
Nominal value of outstanding payments.......................	331,136	14,088	345,224
Future interest charges on license fee liabilities..........	(85,088)	(1,759)	(86,847)
Present value of license fee liabilities, of which:.........	**246,048**	**12,329**	**258,377**
Short term license fee liabilities...................................	162,921	2,692	165,613
Long term license fee liabilities....................................	83,127	9,637	92,764
	246,048	12,329	258,377

Local Telecommunication Permits

In March 1998, Silesia and Telmedia, subsidiaries of the Company, obtained five fixed-term licenses for the installation and operation of local telecommunication networks on a non-exclusive basis in specified areas of Poland.

In June 2000, Mazowsze obtained a license for the provision of telecommunication services within the city of Warsaw. The license, currently converted into a permit, is non-exclusive and valid for 15 years. The net present value of the license was EUR 98,700 (PLN 415,281 at the exchange rate at the date of December 31, 2001). Total additions to the value of the permit of PLN 428,057 also include PLN 12,144 of interest capitalized before the related network became operational. A portion of the license fee liability amounting to EUR 57,950 (PLN 225,275 at the exchange rate at the date of the payment) was paid during 2000. As in the case of Silesia and Telmedia, Mazowsze is still obligated to make license fee payments in accordance with its original terms, despite its conversion into a permit as of January 1, 2001.

Domestic Long Distance Permits

In May 2000, Netia 1, a 82% owned subsidiary of the Company, was granted a domestic long distance license. The license, currently converted into a permit, covers the entire territory of Poland and enables Netia 1 to provide inter-city telecommunication services. The net present value of the license was EUR 28,574 (PLN 114,249 at the exchange rate at the date of December 31, 2001). Total additions to the value of permits of PLN 114,854 also include PLN 605 of interest capitalized before the related network became operational. A portion of the license fee liability amounting to EUR 22,997 (PLN 93,999 at the exchange rate at the date of the payment) was paid by May 25, 2000. A portion of the license fee liability amounting to EUR 1,000 (PLN 3,998 at the exchange rate at the date of the payment) was paid on January 31, 2001.

Datacom and Internet Licenses

In April 1999, Netia Network S.A., a wholly owned subsidiary of the Company, obtained a data communications license covering the entire territory of Poland. The cost of the license was EUR 872 (PLN 3,767 at the exchange rate on the date of the grant) and was paid for during the year. Additionally, costs directly attributable to preparing the licenses for its intended use of PLN 3,650 were capitalized to the value of license during the year ended December 31, 2000.

In July 1999, Netia Telekom S.A. ("Netia Telekom") obtained an internet provider license for a nominal fee, covering the entire territory of Poland.

When the NTA became effective the license of Netia Network and Netia Telekom expired, as under the NTA data transmission and internet access provisioning do not require licenses or permits.

License Requirements

Prior to January 1, 2001, the Company was required by the terms of its licenses to meet annual connected capacity milestones, as measured at the end of each year, subject to demand in each of the respective areas. At December 31, 2001 and for almost all prior periods the Company did not meet these milestones for all of its licenses. While under the regulatory scheme in effect prior to January 1, 2001, it was possible for the regulatory authorities to take action against the Company as a result of the Company's failure to meet these milestones, including seeking revocation of the licenses (which action would have had a material adverse effect on the Company, including on the value of its related telecommunications network assets and its ability to continue its operations), no such action has ever been taken. On January 1, 2001, the NTA became effective in Poland. Under the NTA, all of the Company's telephone licenses were converted into permits. The confirmation of the terms of these permits has to be made in the course an administrative process before the President of the ORT. However, as at December 31, 2001 no decision in this respect has yet been issued. While there is some uncertainty about this administrative process and the relevance of the provisions of the existing licenses and the former regulatory scheme during this period, Management of the Company believes that the milestone requirements contained in its licenses expired on January 1, 2001 with the effectiveness of the NTA. Management of the Company also believes that the terms of the permits to be confirmed by the ORT may not incorporate the build-out milestones. However, there is no assurance that the new permits will not incorporate build-out milestones or contain other requirements that would be burdensome on the Company and that the regulatory authorities will not take action against the Company based on its failure to meet the original milestones in its pre-existing licenses. Management of the Company does not believe that this matter will have a material adverse effect on the Company's financial condition and operations.

9. **Goodwill**

	December 31, 2000 (PLN)	Increases	Amortization expense (PLN)	Impairment (PLN)	December 31, 2001 (PLN)
Goodwill	285,525	5,906	-	(291,431)	-
Less accumulated amortization	(53,214)	-	(17,938)	71,152	-
	232,311	5,906	(17,938)	(220,279)	-

During 1999 goodwill was recorded primarily as a result of a non-cash transaction pursuant to which Telia exchanged its shares in Netia Telekom and Netia South Sp. z o.o. ("Netia South") for 3,727,340 shares (not in thousands) of the Company's shares. The fair value of the shares received for this transaction was PLN 241,907. The Company recorded this amount as goodwill and has amortized it over a period of thirteen years, which was the unutilized period of the related telecommunication licenses.

For details of impairment see Note 12.

NETIA HOLDINGS S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands)

10. Deferred Financing Costs

	December 31, 2000 (PLN)	Effect of implementation of IAS 39 (PLN)	December 31, 2001 (PLN)
Bank charges, underwriting costs and commissions	114,898	(114,898)	-
Legal and professional costs.......	33,416	(33,416)	-
	148,314	(148,314)	-
Accumulated amortization..........	(40,669)	40,669	-
	107,645	(107,645)	-

In connection with the issuance of the 2000 Notes in June 2000, the Company incurred PLN 21,772 of underwriting and PLN 11,742 of legal and professional costs. These costs have been included in the deferred financing costs and are being amortized over a period of 10 years (which is equal to the maturity of the 2000 Notes).

In connection with the issuance of 1999 Notes in June 1999, the Company incurred PLN 22,331 of underwriting and PLN 11,675 of legal and professional costs. These costs have been included in the deferred financing costs and are being amortized over a period of 10 years (which is equal to the maturity of both tranches of the 1999 Notes).

As an effect of the adoption of IAS 39 as of January 1, 2001 the Company has included the deferred financing costs in the value of the long term debt.

11. Computer software costs

	December 31, 2000 (PLN)	Increase (PLN)	Transfers (PLN)	Amortization Expense (PLN)	December 31, 2001 (PLN)
Assets at adjusted cost........					
Gross book value	40,928	20,047	35,372	-	96,347
Capital work in progress....	35,372	12,163	(35,372)	-	12,163
	76,300	32,210	-	-	108,510
Accumulated amortization....	(15,029)	-	-	(10,537)	(25,566)
Net book value	61,271	32,210	-	(10,537)	82,944

12. Impairment of assets

During the year ended December 31, 2001, the Company has recorded a charge for the impairment of assets included in the telecommunications segment to reflect a decrease of their recoverable amount by PLN 116,247. Included in this amount is PLN 97,024 related to 70,200 (not in thousands) telephone lines, which were built in areas subsequently considered as unprofitable and additional network construction in progress of PLN 19,223, completion of which was also considered unprofitable. On the basis of management estimates, the recoverable amount being the net selling price of these assets was determined to be zero. As a result of this impairment charge, the carrying value of these specific assets is nil.

As a result of the Management's belief that there was no longer a future economic benefit that can be associated with goodwill and an impairment test performed for the telecommunications segment, the Company has written off the goodwill. The value in use of the goodwill was determined to be equal to zero. The net book value of goodwill written off was PLN 220,279. The discount rate applied to expected future cash flows in connection with this impairment test was 13.75% per annum.

NETIA HOLDINGS S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands)

13. Accruals and other

	December 31, 2000 (PLN)	December 31, 2001 (PLN)
Accrued interest on Senior Notes	27,156	93,051
Construction costs	25,512	32,879
Government payables	6,035	10,539
Interconnection charges	6,025	5,040
Unutilized holiday	4,157	5,701
Employees bonuses	2,609	3,000
Other	7,551	13,351
	79,045	163,561

14. Long Term Debt

	December 31, 2000 (PLN)	December 31, 2001 (PLN)
$10^1/_4$% Senior Notes due 2007 ("1997 Dollar Notes")	828,640	797,260
$11^1/_4$% Senior Dollar Discount Notes due 2007 ("1997 Dollar Discount Notes")	734,390	771,549
11% Senior DM Discount Notes due 2007 ("1997 DM Discount Notes")	374,381	372,860
$13^1/_8$% Senior Notes due 2009 ("1999 Dollar Notes")	414,320	398,630
$13^1/_2$% Senior Notes due 2009 ("1999 Euro Notes")	385,440	352,190
$13^3/_4$% Senior Notes due 2010 ("2000 Notes")	770,880	704,380
Other	1,574	-
	3,509,625	3,396,869

Interest rates of virtually all categories of long term debt outstanding both as at December 31, 2000 and December 31, 2001 are fixed.

The information presented as of December 31, 2000 in the table above represent nominal liabilities, whereas the information for December 31, 2001 is presented in accordance with IAS 39. The amortized cost of the outstanding debt as at December 31, 2001 is PLN 3,284,822, however due to the defaults described below, the difference between the amortized cost and the nominal value of the debt of PLN 112,047 was charged to the statement of operations. Furthermore, due to the default on Notes the outstanding debt has been reclassified to current liabilities.

Long Term Debt Repayment Schedule

	December 31, 2000 (PLN)	December 31, 2001 (PLN)
Due in 2002	1,574	3,396,869
Due in 2003	-	-
Due in 2004	-	-
Due in 2005	-	-
Due in 2006 and thereafter	3,508,051	-
	3,509,625	3,396,869

NETIA HOLDINGS S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands)

The weighted average effective interest rates at the balance sheet date were as follows:

	December 31, 2000	December 31, 2001
1997 Dollar Notes	10.250%	10.250%
1997 Dollar Discount Notes	11.492%	11.250%
1997 DM Discount Notes	11.232%	11.000%
1999 Dollar Notes	13.125%	13.125%
1999 Euro Notes	13.500%	13.500%
2000 Notes	13.750%	13.750%
Other	8.370%	-

The 1997 Notes

In November 1997, Netia Holdings B.V., a 100% owned subsidiary of the Company, issued and sold USD 200,000 aggregate principal amount of the 1997 Dollar Notes, USD 193,550 aggregate principal amount at maturity of the 1997 Dollar Discount Notes and DM 207,062 aggregate principal amount at maturity of the 1997 DM Discount Notes (collectively referred to as the "1997 Notes"). The 1997 Notes are fully and unconditionally guaranteed by, and only by, the Company. The 1997 Notes mature on November 1, 2007. The 1997 Notes will be redeemable at the Company's option after November 1, 2002 in whole or in part at premiums not exceeding 105.625% of their principal amount.

The 1997 Dollar Discount Notes and the 1997 DM Discount Notes were issued at a discount to reflect interest for the first four years in the amounts of USD 68,546 (PLN 239,156 at the exchange rate in effect on that date) and DM 72,062 (PLN 145,781 at the exchange rate in effect on that date), respectively. On January 1, 2001 IAS 39 was adopted. In effect of this adoption the discounts are amortized using the effective interest method. Interest expense for the 1997 DM Discount Notes during the years ended December 31, 1999, 2000 and 2001 was DM 17,751 (PLN 38,464 at the exchange rate in effect on that date), DM 18,827 (PLN 38,527 at the exchange rate in effect on that date) and DM 22,540 (PLN 41,961), respectively, and interest expense for the 1997 Dollar Discount Notes during the years ended December 31, 1999, 2000 and 2001 was USD 16,878 (PLN 67,667 at the exchange rate in effect on that date), USD 17,924 (PLN 78,119 at the exchange rate in effect on that date) and USD 21,098 (PLN 86,171), respectively. After the initial four year period was completed, interest is being accrued and payable in full each six months over the remaining term of these notes.

The 1999 Notes

On June 3, 1999 Netia Holdings II B.V., a wholly owned subsidiary of the Company, issued EUR 100,000 aggregate principal amount of the 1999 Euro Notes and USD 100,000 aggregate principal amount of the 1999 Dollar Notes (collectively referred to as the "1999 Notes"). The 1999 Notes are fully and unconditionally guaranteed by, and only by, the Company. The 1999 Notes mature on June 15, 2009. After June 15, 2004 the Company may at its option purchase a part or all of the 1999 Notes for a price ranging from 100.00% to 106.75% of the respective notes face value. The 1999 Euro Notes and the 1999 Dollar Notes bear interest of 13.5% and 13.125% per annum, respectively. Interest is payable in six-month installments with payments starting on December 15, 1999. Interest expense for the 1999 Euro Notes during the years ended December 31, 1999, 2000 and 2001 was EUR 7,312 (PLN 31,127 at the exchange rate in effect on that date), EUR 13,500 (PLN 53,908 at the exchange rate in effect on that date) and EUR 13,667 (PLN 49,971), respectively, and interest expense for the 1999 Dollar Notes during the years ended December 31, 1999, 2000 and 2001 was USD 7,109 (PLN 29,052 at the exchange rate in effect on that date), USD 13,125 (PLN 57,254 at the exchange rate in effect on that date) and USD 13,302 (PLN 54,444), respectively.

The 2000 Notes

On June 2, 2000, Netia Holdings II B.V. issued EUR 200,000 aggregate principal amount of the 2000 Notes. The 2000 Notes are fully and unconditionally guaranteed by, and only by, the Company. The 2000 Notes mature on June 15, 2010. After June 15, 2005 the Company may at its option, purchase a part or all of the notes for a price ranging from 100.00% to 106.875% of the notes face value. The 2000 Notes bear interest at 13.750% per annum. Interest is payable in six-month installments beginning on December 15, 2000. Interest expense during the years ended December 31, 2000 and 2001 was EUR 14,896 (PLN 58,926 at the exchange rate in effect on that date) and EUR 27,896 (PLN 101,997), respectively. In accordance with the terms and conditions of the issue, the first four interest payments have been pre-funded by investment of EUR 52.4 million (PLN 219,902 at the exchange rate at the date of the transaction) in highly rated foreign government securities deposited in an investment account with the trustee for the issue.

NETIA HOLDINGS S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands)

Covenants Contained in the 1997 Notes, the 1999 Notes and the 2000 Notes

The indentures governing the 1997 Notes, the 1999 Notes and the 2000 Notes contain covenants, which, among other things, restrict the Company from incurring certain additional indebtedness and entering into certain capital transactions.

Default on Notes

Netia Holdings II B.V. failed to make the December 15, 2001 interest payments on the 1999 Dollar Notes and the 1999 Euro Notes. The unpaid interest payments for the 1999 Dollar Notes and 1999 Euro Notes were USD 6,562 and EUR 6,750, respectively. Under the indentures governing these notes, a default in payment of interest becomes an event of default after the expiration of a 30 day grace period. This grace period expired on January 14, 2002, and an event of default occurred with respect to the 1999 Dollar Notes and 1999 Euro Notes. In addition, the events of default under the 1999 Dollar Notes and 1999 Euro Notes triggered an event of default under the cross-default provisions of the 1997 Dollar Notes, 1997 Dollar Discount Notes, 1997 DM Discount Notes and 2000 Notes. If an event of default (other than an event of default arising from an event of bankruptcy, insolvency or reorganization with respect to the respective issuer, the Company or certain material subsidiaries) has occurred and is continuing, the trustee or the holders of 25% or more in aggregate principal amount of each series of notes in default may declare the principal of premium, if any, and accrued interest on such notes immediately due and payable. As of the date these consolidated financial statements were signed, the Company is not aware of either issuer of the notes or itself having received any such written notification of acceleration.

As a result of the occurrence of the events of default and the possibility that the notes could be accelerated, the liabilities relating to the notes have been reclassified as current liabilities in the financial statements. Due to such reclassification, the notes are recorded at their face values as at December 31, 2001.

The Company is currently in discussions with the holders of more than a majority of the aggregate principal amount of its notes regarding a consensual restructuring of the notes.

Cross-currency swaps

On July 31, 2000, Netia Telekom and Netia South, two wholly owned subsidiaries of the Company, entered into a cross-currency swap transaction with Chase Manhattan Bank (currently JP Morgan Chase Bank). Under the terms of the transaction, the two subsidiaries were to swap interest coupon payments on USD 200,000 aggregate amount of 10.25% 1997 Dollar Notes for coupon payments on PLN 430,000 aggregate principal amount of 12.74% notes and PLN 430,900 aggregate principal amount of 12.775% notes. The coupons will be swapped during the period commencing on May 1, 2001 and terminating on November 1, 2005.

On August 14, 2001, Netia Telekom, Netia South and Netia Holdings III B.V., a wholly owned subsidiary of the Company, entered into a Swap Novation Agreement with Chase Manhattan Bank. On the basis of this agreement, Netia Holdings III B.V. became a party to the transaction described above, replacing Netia Telekom and Netia South. Netia Holdings III B.V. entered afterwards into a back-to-back swap transaction with Netia Telekom and Netia South on terms equal to the transaction described above.

On January 18, 2001, Netia Holdings III B.V. entered into a cross-currency swap transaction with Chase Manhattan Bank (currently JP Morgan Chase Bank). Under the terms of the transaction, Netia Holdings III B.V. swapped the fixed rate interest coupon payments on USD 100,000 aggregate amount of 1999 Senior Dollar Notes, for fixed rate interest coupon payments on PLN 413,500 aggregate principal amount of 16.76% notes, and swapped the fixed rate interest coupon payments on EUR 100,000 aggregate amount of 1999 Senior Euro Notes, for fixed rate interest coupon payments on PLN 389,500 aggregate principal amount of 17.50% notes. The coupons were to be swapped during the period commencing December 15, 2001 and terminating June 15, 2007.

On March 30, 2001, Netia Telekom entered into a cross-currency swap transaction with Merrill Lynch International ("Merrill Lynch"). Under the terms of the transaction, Netia Telekom swapped the fixed rate interest coupon payments on USD 193,550 aggregate amount 1997 Senior Discount Notes for fixed rate interest coupon payments on PLN 795,974 aggregate principal amount of 13.81% notes, and swapped the fixed rate interest coupon payments on DEM 207,062 aggregate amount of 1997 Senior DEM Discount Notes for fixed rate interest coupon payments on PLN 389,069 aggregate principal amount of 13.81% notes. The coupons were to be swapped during the period commencing May 1, 2002 and terminating November 1, 2005. Liabilities of Netia Telekom to Merrill Lynch connected with this transaction are guaranteed by Netia Holdings S.A.

(All amounts in thousands)

On December 14, 2001, Netia Telekom cancelled the swap transactions entered into with Merrill Lynch. Conditions of the canceling included the forfeiture of the deposit account of USD 2,630 (PLN 10,492 at the exchange rate in effect on December 17, 2001) to Merrill Lynch and a payment of USD 3,000 (PLN 11,968 at the exchange rate in effect on December 17, 2001) on the day of canceling plus twelve installments of USD 710 (PLN 2,830 at the exchange rate in effect on December 31, 2001) payable in arrears starting from either July 1, 2002 or the date on which a new financing is secured by the Company.

Since the Company did not make its coupon interest payments due on December 15, 2001, it also did not make a related payment of PLN 70,640 due on December 17, 2001 pursuant to its cross-currency swap agreement with JP Morgan Chase Bank. As an effect, on December 21, 2001, an event of default occurred under the cross-currency swap agreement between Netia Holdings III B.V. and JP Morgan Chase Bank.

On January 11, 2002. Netia Holdings III B.V. cancelled all swap transactions entered into with JP Morgan Chase Bank. Conditions of canceling included a payment of USD 7,185 (PLN 29,279 at the exchange rate in effect on January 11, 2002 or PLN 28,642 at the exchange rate in effect on December 31, 2001) being 15% of the mark-to-market value on that day. The remaining portion of the Company's liability toward JP Morgan Chase Bank is to be settled on terms comparable to terms which may be agreed with the holders of the Notes issued by the Company provided that an agreement with the bondholders is reached on or before March 20, 2002 or such settlement is made on or before March 21, 2002. Back-to-back swaps between Netia Holdings III B.V., Netia Telekom and Netia south were cancelled on terms equal to terms of cancellation agreed with JP Morgan Chase. Effects of the cancellation were fully recognized in the statement of operations for the year ended December 31, 2001.

As part of its discussions with its bondholders, the Company is in the process of negotiating agreements with JPMorgan Chase Bank and Merill Lynch.

See Note 15 of the consolidated financial statements for details on swap transactions related liabilities.

15. Financial Instruments

The Company adopted IAS 39 at January 1, 2001. The impact on shareholders' equity and on various balance sheet captions at January 1, 2001 is shown below. In accordance with IAS 39, the comparative financial statements for the year ended December 31, 2000 are not restated.

	Hedging reserves (Unaudited) (PLN)	Accumulated deficit (Unaudited) (PLN)	Total (Unaudited) (PLN)
Long term debt remeasured to amortized cost	-	25,558	25,558
Derivatives remeasured to fair value			
Cash flow hedges	(25,424)	(4,151)	(29,575)
Reversal of an accrual for interest recorded			
as at December 31, 2000	-	4,151	4,151
Total, net of deferred income taxes at December 31, 2000	(25,424)	25,558	134

In accordance with the transitional requirements of IAS 39, the Company recorded a net loss of PLN 29,575 in hedging reserve (equity) to recognize at fair value all derivatives designated as cash flow hedging instruments. PLN 4,151 of this amount has been transferred to accumulated deficit. The transfer has been offset by a reversal of an accrual for interest recorded by the Company as at December 31, 2000 prior to the implementation of IAS 39.

Shareholders' Equity – Hedging Reserve

In the year ended December 31, 2000, the Company did not recognize in its financial statements the change in fair values of derivative financial instruments. On the adoption of IAS 39 at January 1, 2001, certain derivatives were designated as cash flow hedges and remeasured to fair values. The fair values at that date were recorded in a separate category of equity - hedging reserve as shown below. Hedge transactions entered into during the year ended December 31, 2001 were also designated as cash flow hedges and their fair values were recorded in hedging reserve in accordance with IAS 39.

NETIA HOLDINGS S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands)

Cross-currency Swap Transactions

Movements of hedge related liability	J.P. Morgan Chase Bank		Merrill Lynch	
Date of transaction	July 2000	January 2001	March 2001	Total
	(PLN)	(PLN)	(PLN)	(PLN)
Net liability as at December 31, 2000	4,151	-	-	4,151
Application of IAS 39	25,424	-	-	25,424
Net liability as at January 1, 2001	29,575	-	-	29,575
Loss on mark-to-market value	70,170	109,631	69,412	249,213
Additional coupon payments	(28,588)	-	-	(28,588)
Loss / (Gain) on cancellation	3,997	6,159	(12,989)	(2,833)
Payments on cancellation	-	-	(22,460)	(22,460)
Net liability as at December 31, 2001	75,154	115,790	33,963	224,907

Movements of hedging reserves	(PLN)
Balance as at January 1, 2001	25,424
Loss on mark-to-market value	249,213
Reclassification to statement of operations	(47,903)
Charge to statement of operations relating to the cancellation of swaps	(226,734)
Balance as at December 31, 2001	-

16. Corporate Income Tax

	December 31, 1999	Year ended December 31, 2000	December 31, 2001
	(PLN)	(PLN)	(PLN)
Provision for income taxes:			
Current	(1,328)	(2,514)	(5,424)
Deferred	10,974	-	-
Income tax (charge) / benefit	9,646	(2,514)	(5,424)

	December 31, 1999	Year ended December 31, 2000	December 31, 2001
	(PLN)	(PLN)	(PLN)
Tax benefit at Polish Statutory tax rate	136,853	106,665	320,769
Increase / (decrease) in tax benefits:			
Tax loss carry forward not expected to be utilized	(48,037)	(76,433)	(58,185)
Non taxable / (deductible) items	(86,518)	(41,348)	(268,008)
Effect of enacted future rate changes on deferred taxation	7,348	8,602	-
Effective tax (charge) / benefit	9,646	(2,514)	(5,424)

NETIA HOLDINGS S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands)

The deferred tax assets/(liabilities) are composed of the following:

	December 31, 2000	December 31, 2001
	(PLN)	(PLN)
Deferred tax asset		
Interest and foreign exchange differences	51,563	-
Accruals	13,368	62,974
Depreciation and amortization	4,236	15,442
Tax loss carry forwards	205,469	294,740
	274,636	373,156
Deferred tax liability		
Interest and foreign exchange differences	-	(47,878)
Prepayments	(3,332)	(3,768)
	(3,332)	(51,646)
Net deferred tax asset	271,304	321,510
Valuation allowance	(271,304)	(321,510)
Net deferred tax asset/(liability)	-	-

The valuation allowance relates to deferred tax assets, which are expected to expire before they are available for uses.

The corporate income tax rate in Poland for 1999, 2000 and 2001 was 30%, 28% and 28%, respectively.

The Polish tax system has restrictive provisions for grouping of tax losses for multiple legal entities under common control, such as those of the Company. Thus, each of the Company's subsidiaries may only utilize its own tax losses to offset taxable income in subsequent years. Until 1999, utilization of tax losses was limited to one-third of the tax loss in each of the three subsequent years. Losses not used cannot be carried forward to subsequent years. Losses are not indexed to inflation. Deferred tax assets related to these losses have been reserved for. Tax losses incurred in 1999 and subsequent years are permitted to be utilized over five years with a 50% utilization restriction per annum.

The net non-deductible items of PLN 86,518, PLN 41,348 and PLN 268,008 for the years ended December 31, 1999, 2000 and 2001, respectively, primarily relate to unrealized foreign exchange gains and losses, accrued interest and impairment provisions.

In 2001, the Company and six of its subsidiaries have been subject to an audit by the tax authorities in respect of the corporate income tax, value added tax and personal income tax relating to selected periods in 1999 and 2000. In effect of those audits, total additional tax and penalties paid amounted to PLN 2,228. There is no procedure for final agreement of tax assessments in Poland. The tax and fiscal authorities may examine the accounting records up to five years after the end of the year to which they relate. Consequently, the Company may be subject to additional tax liabilities, which might arise as a result of additional tax audits. However, management is not aware of any significant unaccrued potential tax liabilities, which might arise in these circumstances.

As at December 31, 2001, based on returns filed or expected returns, the Company and its subsidiaries have available the following income tax loss carry forwards for income tax reporting purposes (in nominal amounts):

Available for use in:

	2002	2003	2004	2005	2006	Total
	(PLN)	(PLN)	(PLN)	(PLN)	(PLN)	(PLN)
Netia Holdings S.A.	71,757	71,757	71,757	61,433	49,211	325,915

Available for use in:

	2002	2003	2004	2005	2006	Total
	(PLN)	(PLN)	(PLN)	(PLN)	(PLN)	(PLN)
Subsidiaries	263,026	263,026	263,026	175,250	88,542	1,052,870

NETIA HOLDINGS S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands)

17. Shareholders' Equity

Shareholders' Rights (not in thousands)

The Company's capital stock consists of 31,418,172 ordinary shares and of 1,000 of non-ordinary shares "A1". Each ordinary share has one vote at shareholders' meetings and the holder of 1,000 class "A1" shares has the right to nominate one member of the Supervisory Board. The Management Board is elected on the basis of a majority of votes of the Supervisory Board.

Share Capital, Share Premium and Treasury Shares

	Number of shares authorized and issued (not in thousands)	Share capital (PLN)	Share premium (PLN)	Treasury shares (PLN)	Total (PLN)
At December 31, 1999	**26,494,172**	**173,735**	**1,275,840**	**(1,401)**	**1,448,174**
Issue of shares, net of related costs					
Warsaw Stock Exchange (i)	3,375,000	20,250	328,519	-	348,769
NASDAQ Secondary Offering (ii)	1,125,000	6,750	109,506	-	116,256
Stock Options (iii)	425,000	2,550	-	(2,550)	-
Employee stock subscriptions and stock option exercises	-	-	-	340	340
At December 31, 2000	**31,419,172**	**203,285**	**1,713,865**	**(3,611)**	**1,913,539**
At December 31, 2001	**31,419,172**	**203,285**	**1,713,865**	**(3,611)**	**1,913,539**

Issuance of Shares

(i) In June 2000, the Company issued 1,125,000 ordinary shares (not in thousands) to the public in Poland in a registered public offering on the Warsaw Stock Exchange. 1,075,000 ordinary shares (not in thousands) were issued at PLN 110 per share and 50,000 ordinary shares (not in thousands) were sold to employees at a 30% discount, i.e. PLN 77 per share. Along with this offering, the Company issued 2,250,000 ordinary shares (not in thousands) at PLN 107.25 per share, which were purchased by Telia during this offering.

(ii) In June 2000, the Company issued 1,125,000 ADSs (not in thousands) each evidencing one ordinary share at USD 25 per ADS in a registered public offering.

(iii) In June 2000, the Company issued 425,000 treasury shares (not in thousands) at PLN 6 per share for the Netia Performance Stock Option Plan. This issuance was taken by CDM PeKaO S.A. ("Pekao") as depositary. The Company also transferred 233,488 existing treasury shares (not in thousands) to Pekao to satisfy obligations under employee option schemes.

Telia Purchase

In addition to the transactions described above, on July 4, 2000, Telia purchased 4,900,000 of the Company's ordinary shares (not in thousands) from four existing significant shareholders of the Company for USD 35 per share.

NETIA HOLDINGS S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands)

Major shareholders of the Company's common shares are as follows:

	December 31, 2000		December 31, 2001	
	No. of shares	% of share capital	No. of shares	% of share capital
Telia	14,951,355	47.59	14,901,355	47.43
The Bank of New York (*)	7,604,224	24.20	2,242,894	7.14
Warburg Pincus	2,923,685	9.31	2,923,685	9.31
Shares held by public and other shareholders	5,939,908	18.90	11,351,238	36.12
	31,419,172	100.00	31,419,172	100.00

(*) The Bank of New York is the depositary for ordinary shares that are traded on NASDAQ in the form of ADSs.

Stock Options (number of shares not in thousands)

Movements in the number of share options outstanding are as follows:

Options	December 31, 2000	December 31, 2001
At beginning of year	302,416	800,573
Granted	532,775	335,832
Exercised	(10,414)	-
Forfeited/ expired	(24,204)	(66,713)
At end of year	800,573	1,069,692

During the year ended December 31, 2001, the Company granted 335,832 options to purchase ordinary shares of the Company at exercise prices ranging from USD 12.875 to USD 28.3896 per share, under the Netia Performance Stock Option Plan (the "Plan"). No options were exercised during the year ended December 31, 2001. 66,713 options expired during the year ended December 31, 2001. The total number of granted options as at December 31, 2001 was 1,069,692. The vesting period for the options ranges from the date of grant to two years from the date of grant. The options are exercisable for up to four years. The majority of the options are exercisable only if the market price of the Company's shares as at the date of exercise exceeds the stated exercise price of the option by at least 20%. Upon exercise of an option, the option holder is entitled to receive a number of shares calculated in the following manner: the difference between the trading price of the Company's shares established in accordance with the Plan and the strike price is multiplied by the number of the exercised options and later divided by the trading price of the Company's shares. As of December 31, 2001 and December 31, 2000 the total number of vested options was 743,860 and 438,094 respectively.

Share options outstanding at the end of the year have the following terms:

Expiry date	Exercise price	December 31, 2000	December 31, 2001
2001	15.75-22.00	66,713	-
2002	12.38-27.60	179,180	179,180
2003	15.75-27.72	397,680	487,680
2004	12.87-28.39	157,000	365,332
2005	19.25	-	37,500
		800,573	1,069,692

NETIA HOLDINGS S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands)

18. Minority Interest

	December 31, 2000 (PLN)	December 31, 2001 (PLN)
At beginning of the year	998	82,310
Contributions from Minority Interest	77,331	-
Acquisition of shares of Netia 1	-	(54,894)
Share of net profit / (loss) of subsidiaries	3,981	(1,809)
At end of the year	**82,310**	**25,607**

In April 2000, Netia 1 called for a capital increase. All shareholders have contributed PLN 124,740 of which PLN 77,331 was contributed by shareholders other than the Company or its subsidiaries.

Following the January 1, 2001 introduction of the NTA, which lifted the foreign ownership restrictions on telecommunications operators in Poland, the Company announced that it would acquire the interest of the other participants in Netia 1 consortium for cash or its shares in accordance with provisions of the consortium agreement, after which the Company will own 100% of Netia 1. In January 2001, pursuant to pre-existing contractual obligations, the Company paid USD 14,447 (PLN 59,193) for 548,944 shares of Netia 1, which constituted 44% of its share capital, of which PLN 4,299 was recognized as goodwill arising on the transaction. After having executed this transaction the Company owns 82% of Netia 1. The Company has not repurchased the remaining 18% by December 31, 2001. According to the existing agreements, the maximum price payable for this portion can amount to either USD 5,733 (PLN 22,853 at the exchange rate in effect on December 31, 2001) or 357,523 (not in thousands) shares of the Company.

19. Significant Subsidiaries of the Company

The consolidated financial statements include the accounts of the Company's directly or indirectly held subsidiaries:

Subsidiary	Ownership Percentage		
	December 31, 1999	December 31, 2000	December 31, 2001
Subsidiaries held directly:			
Netia Telekom S.A.	100	100	100
Netia South Sp. z o.o.	100	100	100
Netia 1 Sp. z o.o.	38	38	82
Uni-Net Sp. z o.o.	58	58	58
Netia Holdings B.V. (the Netherlands)	100	100	100
Netia Holdings II B.V. (the Netherlands)	100	100	100
Netia Holdings III B.V. (the Netherlands)	-	-	100
Subsidiaries held indirectly			
Netia Telekom Swidnik S.A.	97	97	97
Netia Telekom Lublin S.A.	92	92	92
Netia Telekom Ostrowiec S.A.	99	99	100
Netia Telekom Mazowsze S.A.	100	100	100
Netia Telekom Warszawa S.A.	100	100	100
Netia Telekom Modlin S.A.	93	93	93
Netia Telekom Kalisz S.A.	97	97	97
Netia Telekom Torun S.A.	96	96	96
Netia Telekom Wloclawek S.A.	100	100	100
Netia Telekom Pila Sp. z o.o.	99	99	99
Netia Network S.A.	49	49	100
Optimus Inwest S.A.	100	100	100
Netia Telekom Telmedia S.A.	100	100	100
Netia Telekom Silesia S.A.	98	98	98
Internetia Telekom Sp. z o.o. (held directly until May 2000)	100	100	100
Top-Net Sp. z o.o. (owned by Internetia Telekom Sp. z o.o. until October 2001)	100	100	100
Netia Holdings Incentive Share Company Limited (Jersey)	100	100	100

NETIA HOLDINGS S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands)

All subsidiaries are incorporated in Poland unless noted.

During the year 2001, the Company purchased from minority shareholders shares in Netia Telekom Ostrowiec S.A. and Netia Network S.A. increasing its ownership to 100% in both subsidiaries.

For changes of ownership structure of Netia 1 in the year ended December 31, 2001, see Note 18.

20. **Other Operating Expenses**

	Year ended		
	December 31, 1999	December 31, 2000	December 31, 2001
	(PLN)	(PLN)	(PLN)
Legal and financial services	18,018	45,945	59,162
Cost of rented lines	4,115	30,756	48,087
Sales and marketing expenses	23,338	29,754	18,524
Allowance for debtors subject to court settlements	-	-	16,974
Bad debt expense	12,858	13,016	16,485
Office and car maintenance	10,889	10,474	14,206
Information technology services	2,237	6,281	11,229
Mailing services	885	3,625	5,694
Travel and accommodation	5,499	7,385	5,008
Other operating costs	32,304	20,637	27,240
	110,143	167,873	222,609

The average number of persons employed by the Company was 1,059, 1,418 and 1,576, during the years ended December 31, 1999, 2000 and 2001, respectively.

21. **Financial Expense, Net**

	Year ended		
	December 31, 1999	December 31, 2000	December 31, 2001
	(PLN)	(PLN)	(PLN)
Interest income	52,051	80,784	36,025
Foreign exchange gains	145,560	193,305	224,103
Interest expense	(209,883)	(380,928)	(421,874)
Foreign exchange losses	(273,499)	(74,965)	(68,273)
Amortization of deferred financing costs	(6,803)	(12,932)	-
Write off of loan origination fees	-	(3,945)	-
	(292,574)	(198,681)	(230,019)

NETIA HOLDINGS S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands)

22. **Loss Per Share**

Loss per share has been calculated based on the net loss for each period divided by the weighted average number of shares in issue during the year.

	Year ended		
	December 31, 1999	December 31, 2000	December 31, 2001
Net loss	(362,046)	(418,931)	(1,149,217)
Weighted average number of shares in issue (not in thousands)	18,633,297	28,728,709	30,817,291
Basic loss per share (not in thousands)	(22.48)	(12.60)	(37.29)

No diluted losses per share were computed in the years ended December 31, 1999, 2000 and 2001 as the effect of the Netia Performance Stock Option Plan and options granted to Galopus Co. Ltd. ("Galopus") and Telia were anti-dilutive during these periods, if applicable.

Weighted average number of shares in issue (not in thousands) excludes 233,488, 443,263 and 601,881 treasury shares as at December 31, 1999, 2000 and 2001, respectively.

23. **Segmental Reporting**

The following tables contain segment information for the Company's telecommunications business and other business (primarily radio communications services and sales of equipment through Uni-Net).

	Year ended		
	December 31, 1999 (PLN)	December 31, 2000 (PLN)	December 31, 2001 (PLN)
Revenue			
Telecommunications	217,711	395,225	512,163
Other businesses	31,386	47,522	26,688
	249,097	442,747	538,851
Operating Expenses			
Telecommunications	(356,668)	(555,966)	(1,042,697)
Other businesses	(26,971)	(43,312)	(25,053)
	(383,639)	(599,278)	(1,067,750)
(Loss) / income from operations			
Telecommunications	(138,957)	(160,741)	(530,534)
Other businesses	4,415	4,210	1,635
	(134,542)	(156,531)	(528,899)
Net (loss) / income			
Telecommunications	(421,111)	(365,151)	(1,151,293)
Other businesses	2,180	3,105	2,076
	(418,931)	(362,046)	(1,149,217)
Total capital expenditures			
Telecommunications	762,126	1,116,501	586,753
Other businesses	2,698	341	24
	764,824	1,116,842	586,777

NETIA HOLDINGS S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands)

	Year ended December 31, 1999 (PLN)	December 31, 2000 (PLN)	December 31, 2001 (PLN)
Total depreciation charges			
Telecommunications	66,270	128,254	170,507
Other businesses	1,939	2,225	2,228
	68,209	130,479	172,735
Total amortization charges			
Telecommunications	50,954	49,231	80,830
Other businesses	-	-	-
	50,954	49,231	80,830
Total impairment charges			
Telecommunications	-	-	336,526
Other businesses	-	-	-
	-	-	336,526
Other non-cash (income) / expense			
Telecommunications	138,646	21,127	365,055
Other businesses	1,392	413	(111)
	140,038	21,540	364,944
Segment assets – before accumulated depreciation and amortization			
Telecommunications	4,121,560	5,367,001	4,832,056
Other businesses	31,628	33,742	25,799
	4,153,188	5,400,743	4,857,855
Segment assets, net			
Telecommunications	3,940,900	5,013,011	3,892,987
Other businesses	20,296	20,293	11,360
	3,961,196	5,033,304	3,904,347
Segment liabilities			
Telecommunications	3,265,167	4,155,753	4,218,165
Other businesses	17,939	14,830	3,823
	3,283,106	4,170,583	4,221,988

All operations and revenues are derived and conducted within Poland.

There are no sales or other transactions between the business segments apart from loans granted to other business segment and related financial costs. Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables and cash. Segment liabilities comprise long- and short-term liabilities. Capital expenditure comprises cash payments resulting from purchases of property, plant and equipment and intangible assets.

NETIA HOLDINGS S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands)

24. **Related Party Transactions**

Telia and Telia Swedtel

Telia Swedtel is a subsidiary of Telia. Transactions with Telia Swedtel include telecommunication technical services for Netia Telekom and Silesia. The amounts paid to Telia Swedtel for the year ended December 31, 1999, 2000 and 2001 were PLN 1,622, PLN 438, and PLN 827 respectively. A portion of these costs is capitalized as a cost of constructing the network. The remainder is included in other operating expense.

Members of the Management Board

Members of the Management Board of the Company have been granted 389,042 (not in thousands) options at the end of 2001, including 161,521 (not in thousands) options granted to a company controlled by the Acting President of the Company. Strike prices for the options granted to the Management Board range between 12.3825 USD to 27.72 USD per share.

Galopus / Baclavia

On September 13, 1996, the Company executed a consultancy agreement with Galopus, a company wholly owned by the Company's president (who resigned as of January 1, 2001). This agreement was replaced in 2000 by an agreement with Baclavia Co. Ltd. based on the same terms as the original agreement. Under these agreements, Galopus received a one time retention fee of PLN 201 and subsequent consulting fees and was eligible for an annual bonus based on the number of subscribers connected in each year, provided the Company met its targets. Galopus received PLN 2,136, PLN 2,151 and nil for consulting services and bonuses during the years ended December 31, 1999, 2000 and 2001, respectively.

The Company and Galopus also entered into a Stock Appreciation Agreement (the "Appreciation Agreement") pursuant to which Galopus was entitled to receive certain compensation based upon the appreciation in value of the Company's ordinary shares. As a result of the equity issues during the year ended December 31, 1999, the Company recognized compensation expense of PLN 12,866 relating to the Appreciation Agreement. In connection with the Appreciation Agreement, the Company also entered into a new Stock Incentive Option Agreement (the "Incentive Agreement") with Galopus. On the basis of the Incentive Agreement, Galopus elected to receive 75% of its compensation in cash and to convert the remaining 25% of this entitlement into 50,022 ordinary shares (not in thousands) of the Company based on a subscription price of USD 16.3625 per share. Galopus received these 50,022 shares (not in thousands) during the year ended December 31, 2000

Management Board Remuneration and Supervisory Board Remuneration

Compensation and other costs associated with members of the Company's various management boards during the year ended December 31, 1999, 2000 and 2001 amounted to PLN 12,097, PLN 9,679 and PLN 11,676 respectively. These numbers include remuneration and consulting agreements for the previous President of the Management Board of the Company in the amount of PLN 2,529 for the year 2001 and remuneration of acting President in the amount of PLN 1,430 and PLN 2,025 during the years ended December 31, 2000 and 2001, respectively.

The Company had consulting agreements with companies owned by its shareholders and members of the Supervisory Board. The Company has paid PLN 2,651, PLN 1,370 and PLN 1,154 during the years ended December 31, 1999, 2000 and 2001, respectively, under these agreements.

Goldman Sachs, Shamrock/Trefoil and Dankner

Until July 2000, Shamrock Holdings Inc., Trefoil Capital Investors LP, Dankner Investments Limited and certain entities affiliated with Goldman Sachs Capital Partners LP were significant shareholders of the Company. Transactions with these parties included management, consulting and guarantee fees of PLN 2,782, PLN 455 and PLN 257 for the years ended December 31, 1999, 2000 and 2001, respectively.

NETIA HOLDINGS S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands)

25. **Commitments and Contingencies**

Capital expenditures contracted for at the balance sheet date but not recognized in the consolidated financial statements amount to USD 68,923 (PLN 274,748) as at December 31, 2000 and USD 36,881 (PLN 147,022) as at December 31, 2001.

In August and September 2000, the Company entered into certain agreements to acquire all of the outstanding equity of Millennium Communications S.A. ("Millennium"), a provider of telecommunications services to multi-tenant buildings in Warsaw, for a total consideration of between USD 10,800 and 20,200, based on Millennium's financial performance through the end of 2001. Following the execution of the agreements, the Company advanced to Millennium a total of PLN 8,500 and EUR 2,936 (PLN 10,340 at the December 31, 2001 exchange rate), of which PLN 8,500 was subsequently repaid by Millennium in January 2001. In December 2000, the Company initiated court and arbitration proceedings, modified in October 2001, in response to the failure by Millennium to perform the agreement. The Company claims the repayment of the remaining part of advance made to Millennium and damages of PLN 8,500. In 2001, a valuation allowance of PLN 16,974 was recorded as other operating expense against the outstanding amount receivable from Millennium as a result of the events described above.

On February 28, 2001, Millennium filed a motion against the Company for certain acts of unfair competition In its motion, Millennium requested that the court order the Company to pay Millennium damages of PLN 50,000. Management believes that Millennium suit was filed as a litigation tactic in connection with the Company's lawsuit against Millennium and Millennium's unfair competition claim does not have any underlying merit. The Company's Management does not believe that the settlement of this matter will have a material adverse effect on its financial condition.

The Company received a letter dated January 8, 1999 with a claim for USD 10,000 in connection with consulting services provided to the Company by an outside consultant. Management is of the opinion, having obtained legal advice, that this claim is at too early a stage to determine whether any liability with respect to this matter is likely to arise or to estimate the amount of this liability if it, in fact, were to arise. Accordingly no liability has been recorded for this claim.

The Company is defending a legal claim for USD 4,450 (including damages) brought in France also in connection with consulting services provided to the Company by an outside consultant. Management is of the opinion, having obtained legal advice that this claim is at too early a stage to determine whether any liability with respect to this matter is likely to arise. Accordingly no liability has been recorded for this claim.

NETIA HOLDINGS S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands)

26. **Reconciliation to U.S. Generally Accepted Accounting Principles (U.S. GAAP)**

		Year ended	
	December 31, 1999 (PLN)	December 31, 2000 (PLN)	December 31, 2001 (PLN)
Net loss per IAS	(418,931)	(362,046)	(1,149,217)
Foreign exchange losses (1, 6)	(77,351)	(2,773)	9,002
Interest expense (1, 6)	(20,796)	19,087	27,002
Amortization of goodwill (4)	2,112	2,112	1,584
Reversal of impairment of goodwill (12)	-	-	220,279
Amortization of license (6)	4,362	147	3,856
Stock Option Plan (2)	(4,123)	380	2,893
Employee Share Purchase (3)	-	(1,650)	-
Depreciation of U.S. GAAP fixed asset basis differences (1, 5)	(2,764)	3,567	1,147
Cumulative effect on prior years of adopting SAB 101 (7)	-	(48,361)	-
Deferred revenue (7)	-	(2,857)	12,495
Other operating expenses (5)	(22,867)	-	-
Deferred taxes (8)	2,895	-	-
Minority interest (9)	-	537	-
Net loss per U.S. GAAP	**(537,463)**	**(391,857)**	**(870,959)**
Basic and diluted loss per share per U.S. GAAP before cumulative effect on prior years of adopting SAB 101 (not in thousands)	-	(11.96)	(28.26)
Loss per share related to cumulative effect on prior years of adopting SAB 101 (not in thousands)	-	(1.68)	-
Basic and diluted loss per share per U.S. GAAP (not in thousands)	**(28.84)**	**(13.64)**	**(28.26)**

	December 31, 2000 (PLN)	December 31, 2001 (PLN)
Shareholders' equity / (deficit) per IAS	780,411	(343,248)
Fixed assets, including depreciation (1, 5)	(24,933)	22,858
Amortization of goodwill (4)	6,336	7,920
Reversal of impairment of goodwill (12)	-	220,279
Amortization of license (6)	4,509	8,365
Deferred taxes (1, 4, 5, 6)	-	-
Stock Option Plan (2)	(3,743)	(850)
Increase in equity related to Stock Option Plan (2)	3,743	850
Employee Share Purchase (3)	(1,650)	(1,650)
Increase in equity related to Employee Share Purchase (3)	1,650	1,650
Financial expense (4, 6)	(58,355)	(68,995)
Purchase of EBRD interest in Netia (4)	(14,756)	(14,756)
Increase in equity related to Incentive Stock Option (5)	42,216	42,216
Minority interest (9)	537	537
Cumulative effect on prior years of adopting SAB 101 (7)	(48,361)	(48,361)
Deferred revenue (7)	(2,857)	9,638
Other operating expenses (5)	(31,662)	(31,662)
Shareholders' equity / (deficit) per U.S. GAAP	**653,085**	**(195,209)**

NETIA HOLDINGS S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands)

Changes in shareholders' equity / (deficit) on a U.S. GAAP basis	**December 31, 2000** (PLN)	**December 31, 2001** (PLN)
Shareholders' equity at beginning of period as reported	578,307	653,085
Effect of adopting IAS 39 and FAS 133 (10)	-	134
Shareholders' equity at beginning of period as restated	578,307	653,219
Net loss	(391,857)	(870,959)
Issuance of shares, net of related costs	465,025	-
Employee stock subscriptions and stock option exercises	340	-
Increase in equity related to Stock Option Plan (2)	(380)	(2,893)
Increase in equity related to Employee Share Purchase (3)	1,650	-
Change of Other Comprehensive Income (11)	-	25,424
Shareholders' equity / (deficit) at end of period	653,085	(195,209)

The following are descriptions of U.S. GAAP reconciling items:

(1) Under IAS, the Company capitalizes foreign exchange differences and net interest expense related to borrowings used to fund construction in progress. Under US GAAP, foreign exchange differences must be reflected in the statement of operations and are not subject to capitalization. Additionally, an interest rate is applied to the average construction in progress balance to obtain the amount of interest capitalized under US GAAP, which is limited to the total amount of interest expense incurred by the Company from all sources.

(2) Under IAS, the issuance of share options granted to employees of the Company under the stock option plans is recorded when the options are exercised. For US GAAP purposes, the cost relating to these options (estimated using the intrinsic value method in accordance with APB opinion No. 25, "Accounting for Stock Issued to Employees") is recognized in the statements of operations in the period from the grant date to the vesting date for each option.

(3) Under IAS, the discount on shares sold to employees is not recognized as a compensation expense. For US GAAP purposes, the discount on shares sold to employees was recognized as compensation expense in the statements of operations in accordance with APB No. 25, "Accounting for Stock Issued to Employees".

(4) Under IAS, the Company recorded goodwill of PLN 21,104 in 1997 relating to the purchase of shares in Netia Telekom owned by the European Bank for Reconstruction and Development ("EBRD"). For US GAAP purposes, the original issuance of shares in 1996 to the EBRD and the subsequent purchase by the Company in September 1997 is treated as being linked to the loan provided by the EBRD. However, during the period of the EBRD loan, any resultant incremental finance cost was not material. On purchase of the EBRD's shares in Netia Telekom by the Company in 1997, the excess paid by the Company over the amount originally paid for the shares by the EBRD in 1996 has been treated as a component of financial expense. The balance of the amount paid by the Company (equivalent to the original issue price to the EBRD) has been charged to shareholders' equity for US GAAP purposes. Accordingly, the total amount of goodwill recorded under IAS has been reversed in the US GAAP reconciliation.

This adjustment was recorded through September 30, 2001 as the Company recognized impairment of goodwill under IAS during the nine month period ended September 31, 2001.

(5) Under IAS, the Incentive Stock Option issued in connection with the Operational Support and Supervision Agreements ("OSSA") entered into with Telia is not recognized until the Option is exercised. For U.S. GAAP purposes, the fair value of the option is recognized as a component of expenses in line with the treatment of costs invoiced under the OSSA's. The fair value of the Incentive Stock Option was PLN 42,216 and this is being recognized over the service period of the OSSA. During March 1999, Telia exercised its option to purchase the shares. As a result in the year ended December 31, 1999, the remaining PLN 22,867 has been recognized as other operating expenses and PLN 1,759 has been capitalized as part of cost of the network under construction.

(6) For US GAAP the interest expense on the non interest bearing liability associated with obtaining licenses from the Polish government was imputed in accordance with APB Opinion No. 21 "Interest on Receivables and Payables" based on the Company's effective borrowing rate. This rate differs from the rate used for the calculation under IAS, which allows for inclusion of interest income in the calculation of the Company's effective borrowing rate. The amount recorded for the year ended December 31, 2000 includes the cumulative adjustment necessary to reflect the consistent treatment of license liabilities under both US GAAP and IAS.

NETIA HOLDINGS S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands)

(7) In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101") which provides additional guidance in applying generally accepted accounting principles. In certain cases, SAB 101 requires upfront fees to be deferred and recognized over the expected period of customer relationship.

The Company has applied SAB 101 under U.S. GAAP and therefore deferred the revenue from installation fees over the expected period of the customer relationship being 7 years until the end of 2000 and 5 years afterwards.

(8) The adjustment reflects the effect of the above adjustments on deferred tax.

(9) The adjustment reflects the effect of minority share in the above adjustments.

(10) As of January 1, 2001 the Company has adopted the Financial Accounting Standards Board (the "FASB") Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by FASB Statement No. 138 and interpreted by Derivatives Implemenation Group issues (together "SFAS 133"). The cross-currency interest rate swap transactions described in Notes 14 and 15 have been designated as cash flow hedges under SFAS 133. The fair value of those derivatives instruments on January 1, 2001 pf PLN 29,575 was charged to "Other Comprehensice Income" (PLN 25,424) and to the statement of operations (PLN 4,151) upon adoption of SFAS 133.

(11) This adjustment reflects the change in hedging reserve as reported in consolidated statements of changes in shareholders' equity / (deficit) under IAS.

(12) Under IAS, the Company has recorded an impairment of goodwill on the basis of, the impairment test performed, taking into account discounted expected future cash flows associated with the assets. For US GAAP purposes such a recoverability test was performed using the undiscounted expected future cash flows and the results of that test did not form a basis required for recognition of the impairment loss.

Additional U.S. GAAP disclosures are as follows:

1. Under U.S. GAAP, the "Loss from Operations" for the years ended December 31, 1999, 2000 and 2001 would be PLN 154,249, PLN 203,193 and PLN 285,216, respectively.

2. For U.S. GAAP purposes, certain additional disclosures are required under SFAS 123 Accounting for Stock-Based Compensation.

The following table summarizes information about stock options at December 31, 2001:

Options	Number of options	Weighted average exercise prices of options (not in thousands) (USD)	Weighted average fair value of options (not in thousands) (USD)	Weighted average expected life (in years)
Outstanding at the beginning of the year	800,573	18.70	11.78	2.70
Granted	335,832	23.94	4.36	2.87
Exercised	-	-	-	-
Forfeited/expired	(66,713)	17.62	11.85	1.99
Outstanding at the end of the year	**1,069,692**	**20.41**	**9.45**	**2.80**
Exercisable at the end of the year	-	-	-	-

The amount of stock options exercisable at December 31, 2001 is different than the amount of options vested at December 31, 2001 (refer to Note 13) as the majority of the options are exercisable only if the market price of shares as at the date of the exercise exceeds the exercise price by at least 20%.

NETIA HOLDINGS S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands)

The fair value of the options were estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (1) expected volatility of 50% for the year ended December 31, 2001 and 80% for the year ended December 31, 2000; (2) risk-free interest rate of 2.24% for the year ended December 31, 2001 and 6.00% for the year ended December 31, 2000, (3) expected life of approximately 2.8 years for the year ended December 31, 2001 and 3.1 years for the year ended December 31, 2000 and (4) no expected dividend. Had compensation expense been determined based on the fair value at the grant dates for awards under the plans consistent with the method of SFAS No. 123, the Company's U.S. GAAP net loss and earnings per share would have been increased to the pro forma amounts indicated below:

		2000 (PLN)	2001 (PLN)
Net loss	As reported	391,857	870,959
	Pro forma	420,172	882,077
Basic and diluted loss per share (not in thousands)	As reported	13.64	28.26
	Pro forma	14.63	28.62

3. The significant valuation reserves for the Company were as follows:

Valuation allowance for net deferred tax asset for U.S. GAAP

	January 1 (PLN)	Provision (PLN)	Utilization (PLN)	December 31 (PLN)
2000	256,108	22,919	-	279,027
2001	279,027	42,483	-	321,510

Allowance for doubtful accounts:

	January 1 (PLN)	Provision (PLN)	Utilization (PLN)	December 31 (PLN)
2000	10,168	13,016	(151)	23,033
2001	23,033	16,485	(3,326)	36,192

4. For U.S. GAAP purposes, certain additional disclosures are required under APB Opinion No. 21, "Interest on Receivables and Payables", in relation to the Dollar and DM Senior Discount Notes (see Note 14):

	December 31, 2000 (PLN)	December 31, 2001 (PLN)
1997 Senior Dollar Discount Notes		
Principal amount	801,916	771,549
Less unamortized amount	67,526	-
	734,390	771,549
1997 Senior DM Discount Notes		
Principal amount	408,057	372,860
Less unamortized amount	33,676	-
	374,381	372,860

(All amounts in thousands)

5. In June 2001, the Financial Accounting Standards Board "FASB" issued SFAS No. 141, "Business Combinations" ("SFAS 141") which supersedes APB Opinion No. 16, "Business Combinations SFAS 141 addresses financial accounting and reporting for business combinations and requires that all business combinations within scope of SFAS 141 be accounted for using only the purchase method. SFAS 141 is required to be adopted for all business combinations initiated after June 30, 2001. Management is currently evaluating the impact that adoption of SFAS 142 will have on its consolidated financial statements.

6. In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which supersedes APB Opinion No. 17, "Intangible Assets". SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Management is currently evaluating the impact that adoption of SFAS 142 will have on its consolidated financial statements.

7. In June 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets". The objectives of SFAS 143 are to establish accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. The provisions of SFAS 143 are required to be applied starting with fiscal years beginning after June15, 2002. Management is currently evaluating the impact that adoption of SFAS 143 will have on its consolidated financial statements.

8. In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") which supersedes APB Opinion No. 30, "Reporting the results of Operations –Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", and SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS 144 removes goodwill from its scope and, therefore, eliminates the requirements of SFAS 121 to allocate goodwill to long-lived assets to be tested for impairment. SFAS 144 also establishes a "primary-assets" approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for long-lived assets to be held and used. The provisions of SFAS 144 are required to be applied starting with fiscal years beginning after December 15, 2001. Management is currently evaluating the impact that adoption of SFAS 144 will have on its consolidated financial statements.

27. Subsequent Events

On February 5, 2002 a General Shareholders Meeting of Netia Holdings S.A. was held. Following the earlier recommendation of the Management Board, no resolutions with respect to the items contemplated by the agenda of the Meeting were adopted. The next Extraordinary General Meeting of Shareholders of Netia was scheduled for February 19, 2002.

On January 14, 2002 Netia Telekom S.A. signed an agreement with Prima Communications Sp. z o. o., a company in the Telia group, relating to the provision of commercial network services. Under the terms of the agreement, Netia will lease to Telia two ducts on the route between Warsaw and the Szczecin area for the amount of approximately USD 16 million. The ducts will be leased for a period of fifteen years and shall be made available to Telia International Carrier by June 30, 2002. In addition, during the lease term Netia will offer to Telia, for additional consideration, related services such as cable installation, cable maintenance and co-location services on the route. The agreement is subject to the fulfillment, by not later than April 15, 2002, of certain conditions precedent, including the delivery by Telia of a corporate guarantee, the execution by the parties of a loan agreement under which Netia will be able to receive the equivalent of the consideration for the ducts as an up-front payment for the whole of the leases' term, and the establishment on behalf of Telia of a registered pledge on the leased ducts securing the aforementioned loan. The agreement provides for an obligation on the part of Netia to pay up to 8% of the consideration for the ducts as penalties in the event of late delivery of the ducts to Telia. The parties have not provided for Telia to have the right to seek additional compensation exceeding the amount of contractual penalties.

Netia 1 did not make the payment of its license fee obligation due on January 31, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2002

NETIA HOLDINGS S.A.

By: /s/ Kjell-Ove Blom
Name: Kjell-Ove Blom
Title: Acting President

By: /s/ Avraham Hochman
Name: Avraham Hochman
Title: VP Finance